02031454

ARS
P.E. 12/31/01

BERKSHIRE BANCORP INC.

Annual Report & Form 10-K

2001

BERKSHIRE BANCORP INC.

Financial Highlights
(in thousands, except per share amounts)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Two Months Ended December 31, 1999(1)
Net interest income	$ 12,777	$ 8,780	$ 1,280
Investment securities gains	637	13,288	3,109
Other income	786	1,330	70
Non-interest expense	8,773	4,464	729
Income taxes	2,128	6,868	1,448
Net income	3,299	12,066	2,282
Net income per diluted share	1.41	5.76	1.01
Cash dividends per common share	.24	.64	--
Total assets	$ 536,558	$ 244,023	$ 192,130
Loans, net	250,203	74,515	64,668
Investment securities	242,579	117,060	89,497
Goodwill	18,438	11,543	12,073
Deposits	338,776	137,647	104,087
Stockholders' equity	95,992	79,107	78,070
<u>Financial Ratios(2)</u>			
Return on average assets	0.8%	5.8%	6.5%
Return on average equity	3.5%	14.9%	13.5%
Net interest margin	3.6%	4.7%	4.9%
Average equity/average assets	23.8%	39.1%	47.8%

(1) In December 1999, the Company changed its fiscal year to December 31 from October 31.
(2) Annualized for the two months ended December 31, 1999.

BERKSHIRE BANCORP INC.

Dear Shareholders:

On behalf of the directors, officers and employees of Berkshire Bancorp Inc. I am pleased to present our third annual report as a bank holding company. We became a bank holding company upon the acquisition of The Berkshire Bank in 1999. In 2001 we more than doubled the size of our bank with the acquisition of GSB Financial Corporation, the parent company of Goshen Savings Bank. Operating as a division of The Berkshire Bank, Goshen Savings Bank will continue to serve their community as they have for the past 125 years. To the former stockholders of GSB Financial Corporation and to the employees and clients of Goshen Savings Bank, welcome to the Berkshire family.

During 2001, our assets grew by 120% to $536.6 million, $190 million of which is attributable to the Goshen acquisition, and we earned $3.3 million, a 4.2% return on 2000's ending equity. Earning per share amounted to $1.41 and stockholders' equity increased by $16.9 million to $96.0 million, or $40.33 per share. The Company and its subsidiary bank are considered "well capitalized" by the bank regulators.

Every year presents a new set of challenges and a new set of choices. Each year there are new decisions to make about running our business efficiently and profitably. Technologies change and advance with dizzying speed. Regulation and deregulation, rather than simplifying matters, often times makes things more complex. Dotcoms come.... and go, on-line trading, internet banking, all exciting developments that impact long-term business strategies. Short-term strategies must be addressed by your management team as well. In 2001 the economy slowed, the unemployment rate grew and interest rates declined from 9.00% at the beginning of the year to 4.75% at year end. Dramatic changes which can quickly affect everything from the demand for and pricing of commercial loans and residential mortgage loans, to the rates we pay on deposit, CD's and other borrowings, and to the financial health and vitality of the communities and the people we serve.

At The Berkshire Bank, we have a strong team of banking professionals, talented and hardworking people, who met the challenges and made the decisions in 2001 which enabled us to achieve the financial goals and, equally important for the growth of our business, the service goals we set for the Company.

The mission remains unchanged. "We will continue to focus on our long-term strategy of building shareholder value. We are mindful of but not income statement driven and we do not run your company with an undue emphasis on either quarterly or annual earnings."

The following chart chronicles the results since this management team began in 1990. Some years are better than others, but we hope you are pleased with the overall results. We are.

(In thousands, except per share amounts)

	Book Value Per Share	Market Price Per Share	Equity	Net Income (Loss)
October Year End				
1990	$14.00	$ 5.25	$27,850	$ 5,612
1991	13.63	6.75	29,869	2,938
1992	5.12	6.25	11,204	(20,170)
1993	2.80	8.00	5,579	(4,623)
1994	9.20	10.00	19,419	7,248
1995	7.69	8.50	16,290	1,173
1996	15.27	11.50	33,177	(2,249)
1997	29.03	25.00	61,729	16,710
1998	30.79	32.00	65,466	37,627
1999	34.46	34.00	73,306	6,540
December Year End				
1999	36.70	35.00	78,070	2,282[1]
2000	40.45	29.25	79,107	12,066
2001	40.33	28.25	95,992	3,299

[1] Two months

Thanks to our long time shareholders. Welcome to our new shareholders. We appreciate your continued support.

Sincerely,

Steven Rosenberg
President

April 8, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number **0-13649**

Berkshire Bancorp Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2563513** (I.R.S. employer identification number)
160 Broadway, New York, New York (Address of principal executive offices)	**10038** (Zip Code)

Registrant's telephone number, including area code: **(212) 791-5362**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.10 per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Aggregate market value of voting (common) stock held by non-affiliates of the Registrant as of March 21, 2002: $34,356,644.

Number of shares of Common Stock outstanding as of March 21, 2002: 2,348,390.

DOCUMENTS INCORPORATED BY REFERENCE:

None

Forward-Looking Statements. Statements in this Annual Report on Form 10-K that are not based on historical fact may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe", "may", "will", "expect", "estimate", "anticipate", "continue" or similar terms identify forward-looking statements. A wide variety of factors could cause the Company's actual results and experiences to differ materially from the results expressed or implied by the Company's forward-looking statements. Some of the risks and uncertainties that may affect operations, performance, results of the Company's business, the interest rate sensitivity of its assets and liabilities, and the adequacy of its loan loss allowance, include, but are not limited to: (i) deterioration in local, regional, national or global economic conditions which could result, among other things, in an increase in loan delinquencies, a decrease in property values, or a change in the housing turnover rate; (ii) changes in market interest rates or changes in the speed at which market interest rates change; (iii) changes in laws and regulations affecting the financial services industry; (iv) changes in competition; (v) changes in consumer preferences, (vi) changes in banking technology; (vii) ability to maintain key members of management, (viii) possible disruptions in the Company's operations at its banking facilities, (ix) the Company's ability to integrate the operations of its newly acquired bank, and other factors referred to in the sections of this Annual Report entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Certain information customarily disclosed by financial institutions, such as estimates of interest rate sensitivity and the adequacy of the loan loss allowance, are inherently forward-looking statements because, by their nature, they represent attempts to estimate what will occur in the future.

The Company cautions readers not to place undue reliance upon any forward-looking statement contained in this Annual Report. Forward-looking statements speak only as of the date they were made and the Company assumes no obligation to update or revise any such statements upon any change in applicable circumstances.

PART I

ITEM 1. Business

General. Berkshire Bancorp Inc., a Delaware corporation ("Berkshire", the "Company" or "we" and similar pronouns), is a bank holding company under the Bank Holding Company Act. As used in this Annual Report on Form 10-K, the term "Berkshire", the "Company" or "we" and similar pronouns shall mean Berkshire Bancorp Inc. and its consolidated subsidiaries unless the context otherwise requires. The Company has one wholly-owned banking subsidiary, The Berkshire Bank, a New York State chartered commercial bank (the "Bank").

On March 30, 2001, pursuant to the terms of an Agreement and Plan of Reorganization dated August 16, 2000 (the "Agreement"), we completed the merger with GSB Financial Corporation, a Delaware corporation, a savings and loan holding company ("GSB Financial"), and its wholly-owned subsidiary, Goshen Savings Bank, a federal savings bank, chartered and existing under the laws of the United States ("Goshen Bank"). GSB Financial was merged with and into Berkshire and Goshen Bank was merged with and into The Berkshire Bank. Holders of the common stock of GSB Financial received $20.75 in cash for each share of common stock of GSB Financial held by them, or, in the alternative, at their election, 0.6027 shares of Berkshire's common stock. The stock component of the transaction represented 50.1% of the total consideration, while the cash component represented 49.9%. The right of the GSB Financial stockholders to elect to receive stock or cash was subject to allocation procedures. Based upon such election and allocation procedures, 978,032 shares of GSB Financial common stock were converted into 589,460 shares of Berkshire common stock, and 974,338 shares of GSB Financial common stock were purchased for $20.75 per share, totaling approximately $20.2 million.

This transaction was accounted for under the purchase method of accounting. Goodwill of $7.5 million was recorded in the transaction and, effective as of January 1, 2002, will be tested for impairment rather than amortized over a 15 year period as would have been the case prior to the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Intangible Assets. The results of GSB Financial's operations have been included in the Company's balances commencing April 1, 2001.

On March 22, 2001, the Company purchased a parcel of land and building located in mid-town Manhattan for a total purchase price of $3.49 million in cash. We intend to utilize the property for banking offices and a bank branch.

Business of the Bank - General. The Bank's principal business consists of gathering deposits from the general public and investing those deposits primarily in loans, debt obligations issued by the U.S. Government, its agencies, and business corporations, and mortgage-backed securities. The Bank operates from three deposit-taking offices in New York City and four deposit-taking offices in Orange and Sullivan Counties, New York. Its main office, in Manhattan, is located on the upper floors of a high rise office building and does not offer a customary retail banking presence. Instead, it provides personal, face to face banking services for professionals and other normally high-balance depositors. In July 1995, the Bank opened a branch in Brooklyn, in January 2001, the Bank opened a branch in downtown Manhattan and in March 2001, as a result of the merger with Goshen Bank, the Bank acquired two branches in Goshen, NY, a branch in Harriman, NY and a branch in Bloomingburg, NY. These branches provide the Bank with customary retail banking offices.

The Bank's principal loan types are residential and commercial mortgage loans and commercial non-mortgage loans, both unsecured and secured by personal property. The Bank's revenues come principally from interest on loans and investment securities. The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans and investment securities.

Operating Plan. The Bank's operating plan concentrates on obtaining deposits from a variety of businesses, professionals and retail customers and investing those funds in conservatively underwritten loans. Due to the Bank's underwriting criteria, its deposits have significantly exceeded the level of satisfactory loans available for investment in recent years. Hence, the Bank has, in recent years, invested a portion of its available funds in investment and mortgage-backed securities.

The Bank has sought to diversify its revenues and its customer base through an active merchant credit card processing operation. The Bank, working in conjunction with two separate credit card service companies, provides credit card charge slip processing for merchants. This activity, which the Bank undertook beginning in early 1997, results in fee income for the services provided, allows the Bank to build deposit balances from the merchant customers, and also allows the Bank to cross-sell other banking services to merchants as appropriate. Back office processing is conducted by an independent service company, while the Bank provides deposit and other traditional banking services to the merchants.

Market Area. The Bank draws its customers principally from the New York City metropolitan area and, since the merger with Goshen Bank on March 30, 2001, the Villages of Goshen and Harriman, New York and their surrounding communities, representing most of Orange County, NY. The Bank also has a branch in Bloomingburg, New York, just over the border between Orange and Sullivan Counties. Predominantly rural with numerous small towns, many residents of Orange and Sullivan Counties work in New York City. Consequently, the health of the economy in the New York City metropolitan area has, and will continue to have a direct effect on the economic well being of residents and businesses in these Counties. From time to time, the Bank may make loans or accept deposits from outside these areas, but such transactions generally represent outgrowths of existing local customer relationships. The Bank's merchant credit card processing business, as discussed elsewhere in this report, also includes processing of credit card transactions for merchants outside the New York City metropolitan area.

Competition. The Bank's principal competitors for deposits are other commercial banks, savings banks, savings and loan associations and credit unions in the Bank's market areas, as well as money market mutual funds, insurance companies, securities brokerage firms and other financial institutions, many of which are substantially larger in size than the Company. The Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, mortgage bankers, finance companies and other institutional lenders. Many of the institutions which compete with the Bank have much greater financial and marketing resources than the Bank. The Bank's principal methods of competition include loan and deposit pricing, maintaining close ties with its local communities, the quality of the personal service it provides, the types of business services it provides, and other marketing programs.

Operations of the Bank. Reference is made to the information set forth in Item 7 herein ("Management's Discussion and Analysis of Financial Condition and Results of Operations") for information as to various aspects of the Bank's operations, activities and conditions.

Subsidiary Activities. The Bank is permitted under New York State law and federal law to own subsidiaries for certain limited purposes, generally to engage in activities which are permissible for a subsidiary of a national bank. The Bank has no subsidiaries.

Regulation. On January 4, 1999, as a result of the acquisition of the Bank, Berkshire became a bank holding company under federal law and registered as such with the Federal Reserve. The Bank is a commercial bank chartered under the laws of New York State. It is subject to regulation at the state level by the New York Superintendent of Banks and the New York Banking Board, while at the federal level its primary regulator is the FDIC.

Both Berkshire and the Bank are subject to extensive state and federal regulation of their activities. The following discussion summarizes certain banking laws and regulations that affect Berkshire and the Bank. Proposals to change these laws and regulations are frequently proposed in Congress, in the New York State legislature, and before state and federal bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on the Company are impossible to determine with any certainty. A change in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on the business, operations and earnings of the Company, the nature and effect of which cannot now be predicted.

Most recently, on November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act, which makes major changes to the statutory framework for providing banking and other financial services in the United States. The Gramm-Leach-Bliley Act, among other things, authorizes affiliations among commercial banks, securities underwriting firms and insurance underwriting firms.

Bank Holding Company Regulation. The Federal Reserve is authorized to make regular examinations of the Company and its nonbank subsidiaries. Under federal law and Federal Reserve regulations, the activities in which the Company and its nonbank subsidiaries may engage are limited. The Company may not acquire direct or indirect ownership or control of more than 5% of the voting shares of any company, including a bank, without the prior approval of the Federal Reserve, except as specifically authorized under federal law and Federal Reserve regulations. The Company, subject to the approval of the Federal Reserve, may acquire more than 5% of the voting shares of non-banking corporations if those corporations engage in activities which the Federal Reserve deems to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. These limitations also apply to activities in which the Company engages directly rather than through a subsidiary. However, pursuant to Section 103 of the Gramm-Leach-Bliley Act, the Company may elect, provided it meets certain conditions, to engage in a significantly broader range of activities or own shares of companies that engage in such broader activities, those that are determined to be financial in nature or incidental to such financial activity or complementary in certain situations, to a financial activity. The Company has not so elected.

The Federal Reserve has enforcement powers over the Company and its non-bank subsidiaries. This allows the Federal Reserve, among other things, to stop activities that represent unsafe or unsound practices or constitute violations of law, rules, regulations, administrative orders or written agreements with a federal bank regulator. These powers may be exercised through the issuance of cease-and-desist orders, the imposition of civil money penalties or other actions.

Capital Requirements. The Federal Reserve requires that the Company, as a bank holding company, must maintain certain minimum ratios of capital to assets. The Federal Reserve's regulations divide capital into types. Primary capital includes common equity, surplus, undivided profits, perpetual preferred stock, mandatory convertible instruments, the allowance for loan and lease losses, contingency and other capital reserves, and minority interests in equity accounts of consolidated subsidiaries. Secondary capital includes limited-life preferred stock, subordinated notes and debentures and certain unsecured long term debt.

The Federal Reserve requires that bank holding companies maintain a minimum ratio of primary capital to total assets of 5.5% and a minimum level of total capital (primary plus secondary capital) equal to 6% of total assets. In calculating capital ratios, the allowance for loan losses, which is a component of primary capital, is added back in determining total assets. Certain capital components, such as debt and perpetual preferred stock, are includable as capital only if they satisfy certain definitional tests.

The Company must also meet a risk-based capital standard. Capital, for the risk-based capital requirement, is divided into Tier I capital and Supplementary capital, determined as discussed below in connection with the FDIC capital requirements imposed on the Bank. The Federal Reserve requires that the Bank maintain a ratio of total capital (defined as Tier I plus Supplementary capital) to risk-weighted assets of at least 8%, of which at least 4% must be Tier I capital. Risk weighted assets are also determined in a manner comparable to the determination of risk-weighted assets under FDIC regulations as discussed below.

At December 31, 2001 and 2000, the Company satisfied all applicable Federal Reserve minimum capital requirements.

Source of Strength Doctrine. It is the Federal Reserve policy that bank holding companies must serve as a source of financial strength to its subsidiary depository institutions and must commit all available resources to support such institutions even if it might not otherwise do so. Although this "source of strength" policy has been challenged in litigation, the Federal Reserve continues to take the position that it has authority to enforce it. The Federal Reserve also has the authority to terminate any activity of the Company that constitutes a serious risk to the financial soundness or stability of the Bank or, in extreme cases, to terminate its control of any bank or nonbank subsidiaries.

Inter-state Banking. Bank holding companies may generally acquire banks in any state. Federal law also permits a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank if both states have not opted out of interstate branching; permits a bank to acquire branches from an out-of-state bank if the law of the state where the branches are located permits the interstate branch acquisition; and permits banks to establish and operate new interstate branches whenever the host state opts-in to that authority. Bank holding companies and banks that want to engage in such activities must be adequately capitalized and managed.

The New York Banking Law generally authorizes interstate branching in New York as a result of a merger, purchase of assets or similar transaction. An out of state bank may not first enter New York by opening a new branch in New York, but once a branch is acquired as described in the preceding sentence, additional new branches may be opened.

Regulation of the Bank. In general, the powers of the Bank are limited to the express powers described in the New York Banking Law and powers incidental to the exercise of those express powers. The Bank is generally authorized to accept deposits and make loans on terms and conditions determined to be acceptable to the Bank. Loans may be unsecured, secured by real estate, or secured by personal property. The Bank may also invest assets in bonds, notes or other debt securities which are not in default and certain limited classes of equity securities including certain publicly traded equity securities in an amount aggregating not more than 2% of assets or 20% of capital. The Bank may also engage in a variety of other traditional activities for commercial banks, such as the issuance of letters of credit.

The exercise of these state-authorized powers is limited by FDIC regulations and other federal laws and regulations. In particular, FDIC regulations limit the investment activities of state-chartered, FDIC-insured banks such as the Bank.

Under FDIC regulations, the Bank generally may not directly or indirectly acquire or retain any equity investment that is not permissible for a national bank. In addition, the Bank may not directly or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the applicable FDIC insurance fund and the Bank is in compliance with applicable regulatory capital requirements. FDIC regulations permit real estate investments under certain circumstances. The Bank does not engage in real estate investing activity.

Loans to One Borrower. With certain exceptions, the Bank may not make loans or other extensions of credit to a single borrower, or certain related groups of borrowers, in an aggregate amount in excess of 15% of the Bank's net worth, plus an additional 10% of the Bank's net worth if such amount is secured by certain types of readily marketable collateral. In addition, the Bank is not permitted to make a mortgage loan in excess of 15% of capital stock, surplus fund and undivided profits.

Capital Requirements. The FDIC requires that the Bank maintain certain minimum ratios of capital to assets. The FDIC's regulations divide capital into two tiers. The first tier ("Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, minus goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions.

The FDIC requires that the highest rated banks maintain a Tier I leverage ratio (Tier I capital to adjusted total assets) of at least 3.0%. All other banks subject to FDIC capital requirements must maintain a Tier I leverage ration of 4.0% to 5.0% or more. As of December 31, 2001 and 2000, the Bank's Tier I leverage capital ratio was 9.6% and 8.5%, respectively.

The Bank must also meet a risk-based capital standard. The risk-based standard requires the Bank to maintain total capital (defined as Tier I and Supplementary capital) to risk-weighted assets of at least 8%, of which at least 4% must be Tier I capital. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset. As of December 31, 2001 and 2000, the Bank maintained a 19.6% and 12.9% Tier I risk-based capital ratio and a 20.4% and 13.8% total risk-based capital ratio, respectively.

In addition to the foregoing regulatory capital requirements, the FDIC Improvements Act of 1991 created a "prompt corrective action" framework, under which decreases in a depository institution's capital category trigger various supervisory actions. Pursuant to implementing regulations adopted by the FDIC, for purposes of the prompt corrective action provisions, a state-chartered, nonmember bank, such as the Bank, is deemed to be well capitalized if it has: a total risk-based capital ratio of 10% or greater; a Tier I risk-based capital ratio of 6% or greater; and a leverage ratio of 5% or greater. As of December 31, 2001 and 2000, the Bank was well capitalized under all three of these standards.

Community Reinvestment Act. The Bank must, under federal law, meet the credit needs of its community, including low and moderate income segments of its community. The FDIC is required, in connection with its examination of the Bank, to assess whether the Bank has satisfied this requirement. Failure to satisfy this requirement could adversely affect certain applications which the Bank may make, such as branch applications, merger applications, and applications for permission to purchase branches. In the case of Berkshire, the Federal Reserve will assess the record of each subsidiary bank in considering certain applications by Berkshire. The New York Banking Law contains similar provisions applicable to the Bank. As of the most recent Community Reinvestment Act examinations by the FDIC and the New York State Banking Department, the Bank received satisfactory ratings.

Dividends From the Bank to the Company. One source of funds for Berkshire to pay dividends to its stockholders is dividends from the Bank to Berkshire. Under the New York Banking Law, the Bank may pay dividends to Berkshire, without regulatory approval, equal to its net profits for the year in which the payment is made, plus retained net profits for the two previous years, subject to certain limits not generally relevant. The Bank's retained net profits for the 2000 and 2001 calendar years totaled approximately $2.92 million. However, the ability of Berkshire to pay future dividends is not presently dependent upon the receipt of dividends from the Bank.

Under federal law, the Bank may not make any capital distribution to Berkshire, including any dividend or repurchase of the Bank's stock, if, after making such distribution, the Bank fails to meet the required minimum capital ratio requirements discussed below. The FDIC may prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice.

Transactions With Related Parties. The Company, its direct non-banking subsidiaries and other companies controlled by shareholders who control the Company are affiliates, within the meaning of the Federal Reserve Act, of the Bank and its subsidiaries. The Bank's authority to engage in transactions with its "affiliates" is limited by Sections 23A and 23B of the Federal Reserve Act. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the Bank and also limits the aggregate amount of transactions with all affiliates to 20% of the Bank's capital and surplus. Extensions of credit to affiliates must be secured by certain specified collateral, and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies.

The Bank may make loans to its and the Company's directors, executive officers, and 10% stockholders, as well as to entities controlled by them, subject to specific federal and state limits. Among other things, these loans must (a) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors. However, the Bank may make loans to executive officers, directors and principal stockholders on preferential terms, provided the extension of credit is made pursuant to a benefit or compensation program of the Bank that is widely available to employees of the Bank or its affiliates and does not give preference to any insider over other employees of the Bank or affiliate. The Bank has no such benefit or compensation programs (see Item. 2 - Properties for additional information).

Enforcement. The FDIC and the Banking Department have enforcement authority over the Bank. The Superintendent may order the Bank to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. If any director or officer of the Bank has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the Bank after having been notified by the Superintendent to discontinue such practices, the New York Banking Board may remove the individual from office after notice and an opportunity to be heard.

The Superintendent also may take over control of the Bank under specified statutory criteria.

The FDIC's enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. As indicated above, the FDIC is required to take prompt action to correct deficiencies in banks which do not satisfy specified FDIC capital ratio requirements. Dividends, other capital distributions or the payment of management fees to any controlling person are prohibited if, following such distribution or payment, a bank would be undercapitalized. An undercapitalized bank must file a plan to restore its capital within 45 days after being notified that it is undercapitalized. Undercapitalized, significantly undercapitalized and critically undercapitalized institutions are subject to increasing prohibitions on permitted activities, and increasing levels of regulatory supervision, based upon the severity of their capital problems. The FDIC is required to monitor closely the condition of an undercapitalized bank. Enforcement action taken by the FDIC can escalate to the appointment of a conservator or receiver of a critically undercapitalized bank.

Insurance of Accounts. Deposit insurance premiums payable to the FDIC are based upon the perceived risk of the institution to the FDIC insurance fund. The FDIC assigns an institution to one of three capital categories: (a) well capitalized, (b) adequately capitalized or (c) undercapitalized. The FDIC also assigns an institution to one of three supervisory categories based on an evaluation by the institution's primary federal regulator and information that the FDIC considers relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Deposit insurance premiums depend on an institution's capital and supervisory categories. At present, the Bank pays no deposit insurance premium based upon its risk-based categorization.

However, the Bank must pay a share of the cost of the bonds issued in the late 1980s to recapitalize the now defunct Federal Savings and Loan Insurance Corporation. The Bank must pay an annual assessment for this purpose, which for fiscal 2001 was equal to 0.0196% of its insured deposits and which is recorded as a deposit insurance premium expense for financial statement purposes. Beginning in 2002, the assessment decreased to 0.0166% of the Bank's insured deposits.

Reserve Requirements. The Bank must maintain non-interest-earning reserves against its transaction accounts (primarily NOW and regular checking accounts). The Bank is generally able to satisfy the reserve requirements with cash on hand and other non-interest bearing deposits which it maintains for other purposes, so the reserve requirements do not impose a material financial burden on the Bank.

Governmental Policies. Our earnings are significantly affected by the monetary and fiscal policies of governmental authorities, including the Federal Reserve. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open-market operations in U.S. Government securities and Federal funds, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These instruments of monetary policy are used in varying combinations to influence the overall level of bank loans, investments and deposits, and the interest rates charged on loans and paid for deposits. The Federal Reserve frequently uses these instruments of monetary policy, especially its open-market operations and the discount rate, to influence the level of interest rates and to affect the strength of the economy, the level of inflation or the price of the dollar in foreign exchange markets. The monetary policies of the Federal Reserve have had a significant effect on the operating results of banking institutions in the past and are expected to continue to do so in the future. It is not possible to predict the nature of future changes in monetary and fiscal policies, or the effect which they may have on our business and earnings.

Personal Holding Company Status. For the fiscal years ended December 31, 2001, 2000 and October 31, 1999, the Company has been deemed to be a Personal Holding Company (a "PHC"), as defined in the Internal Revenue Code. As a PHC, we are required to pay an additional income tax or issue a dividend to our shareholders in an amount based upon the PHC Internal Revenue Code formulas, which is primarily based upon net income. Accordingly, on December 4, 2001,

November 17, 2000 and September 14, 1999, the Board of Directors of the Company declared cash dividends in the amounts of $.04, $.44 and $.12 per common share, respectively. (See Dividends in Item 5).

Employees. On March 21, 2002, Berkshire had one full time employee and the Bank employed approximately 68 full time and 9 part time employees. The Bank's employees are not represented by a collective bargaining unit, and the Bank considers its relationship with its employees to be good.

ITEM 2. Properties.

The following are Berkshire's and the Bank's principal facilities as of March 21, 2002:

Location	Operations	Approximate Floor Area (Sq. Ft.)	Approximate Annual Rent	Lease Expiration
New York, NY	Executive Offices	1,500	$ 18,000	(1)(3)
New York, NY	Main Bank Office	5,100	$ 374,000	March 2006
Brooklyn, NY	Bank Branch	4,500	$ 131,000	December 2002
New York, NY	Bank Branch	5,500	$ 237,000	June 2005 (2)(3)
Goshen, NY	Bank Branch	10,680	Owned	
Harriman, NY	Bank Branch	1,623	Owned	
Bloomingburg, NY	Bank Branch	1,530	$ 25,000	August 2005

(1) Rented on a month to month basis from a company affiliated with Mr. Moses Marx, a director of the Company.

(2) Leased from a company affiliated with Mr. Marx, a director of the Company.

(3) Management believes the annual rent paid is comparable to the annual rent that would be paid to non-affiliated parties in a similar commercial transaction for similar commercial space.

In April 2001, the Company purchased a parcel of land and building located in mid-town Manhattan for a total purchase price of $3.45 million in cash. The Company intends to utilize the property for banking offices and a bank branch.

ITEM 3. Legal Proceedings.

In the ordinary course of its operations, the Bank is a party to routine litigation involving claims incidental to its banking business. Management of the Bank believes that no current litigation, threatened or pending, to which the Bank or its assets is or may become a party, poses a substantial likelihood of potential loss or exposure which would have a material adverse effect on the financial condition or results of operations of the Bank.

ITEM 4. Submission of Matters to a Vote of Security Holders.

Not Applicable.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's Common Stock trades on the Nasdaq National Market System under the symbol ZAPS.

The following table sets forth, for the periods indicated, the high and low sales prices for the Company's Common Stock as reported by the National Association of Securities Dealers, Inc.

	High	Low
Fiscal Year Ended December 31, 2001		
January 1, 2001 to March 31, 2001	34.25	27.438
April 1, 2001 to June 30, 2001	33.00	28.00
July 1, 2001 to September 30, 2001	31.25	25.57
October 1, 2001 to December 31, 2001	30.45	27.14

	High	Low
Fiscal Year Ended December 31, 2000		
January 1, 2000 to March 31, 2000	37.50	29.688
April 1, 2000 to June 30, 2000	37.313	30.625
July 1, 2000 to September 30, 2000	36.50	30.50
October 1, 2000 to December 31, 2000	31.00	29.00

	High	Low
Transition Period Ended December 31, 1999		
November 1, 1999 to December 31, 1999	37.00	33.00

As of the close of business on March 21, 2002, there were approximately 2,221 holders of record of the Company's Common Stock.

Dividends

In each fiscal year since 1998, the Company has paid an annual special cash dividend to its shareholders primarily due to the probable status of the Company as a "personal holding company" for federal income tax purposes. As a result, if such dividends were not declared and paid to the Company's shareholders, the Company would have incurred substantial additional federal income tax liability. For the fiscal years ended December 31, 2001, December 31, 2000 and October 31, 1999, the Company paid special cash dividends of $.04, $.44 and $.12, respectively, on each of its Common Shares outstanding.

On March 23, 1999, the Board of Directors adopted a policy of paying regular cash dividends in respect of the Common Stock of the Company in the amount of $.20 per share per annum, payable in equal semi-annual installments of $.10 each. Pursuant to said policy, the Board of Directors declared and the Company paid a cash dividends as follows:

Declaration Date	Record Date	Payment Date	Per Share Amount
March 23, 1999	April 15, 1999	April 30, 1999	$ .10
September 14, 1999	October 15, 1999	October 29, 1999	$ .10
March 30, 2000	April 14, 2000	April 28, 2000	$ .10
September 25, 2000	October 10, 2000	October 24, 2000	$ .10
March 8, 2001	April 16, 2001	April 30, 2001	$ .10
October 5, 2001	October 19, 2001	October 29, 2001	$ .10

The declaration, payment and amount of such dividends in the future is within the discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors.

ITEM 6. Selected Financial Data.

BERKSHIRE BANCORP INC. AND SUBSIDIARIES

Five Year Financial Highlights (a)

The following is a summary of certain financial information with respect to the Company at and for the fiscal years ended December 31, 2001 and 2000, at and for the proforma twelve months ended December 31, 1999 and as of and for the fiscal years ended October 31, 1999 and 1998. This information is derived from and should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Form 10-K.

	December 31,			October 31,	
	2001	2000	1999(b)	1999	1998
	(Dollars in thousands, except per share data)				
Balance Sheet Data:					
Total Assets	$536,558	$244,023	$192,130	$180,986	$ 66,830
Loans, net	250,203	74,515	64,668	59,652	--
Investment securities	242,579	117,060	89,497	82,876	--
Goodwill	18,438	11,543	12,073	12,195	--
Deposits	338,776	137,647	104,087	102,318	--
Stockholders' equity	95,992	79,107	78,070	73,306	65,466
Interest income	24,941	14,019	9,852	8,525	3,313
Interest expense	11,877	5,184	3,101	2,548	--
Net interest income before provision for loan losses	13,064	8,835	6,751	5,977	3,313
Provision for loan losses	287	55	55	45	--
Net interest income	12,777	8,780	6,696	5,932	3,313
Investment securities gains	637	13,288	10,731	7,622	38,909
Other income	786	1,330	578	633	44
Other expenses	7,838	3,829	3,489	2,948	1,066
Amortization of goodwill	935	635	730	608	--
Income (loss) before income taxes	5,427	18,934	13,786	10,631	41,200
Provision for income taxes	2,128	6,868	5,527	4,091	3,573
Net income (loss)	$ 3,299	$ 12,066	$ 8,259	$ 6,540	$ 37,627
Net income (loss) per share:					
Basic	$ 1.41	$ 5.76	$ 3.88	$ 3.08	$ 17.70
Diluted	$ 1.41	$ 5.76	$ 3.65	$ 2.89	$ 16.66
Cash dividends per common share	$ .24	$ .64	$ .32	$ .32	$ .72
Selected Operating Ratios					
Return on average assets (c)	0.8%	5.8%	7.0%	3.9%	55.0%
Return on average equity (c)	3.5%	14.9%	14.6%	6.2%	57.2%
Net interest margin (c)	3.6%	4.7%	4.9%	4.4%	4.8%
Average equity/average assets	23.8%	39.1%	47.9%	48.3%	96.2%
Allowance for loan losses/total loans	0.8%	1.5%	1.4%	1.5%	--

(a) The prior years' amounts have been reclassified to conform to the current years' presentation.

(b) On December 10, 1999, the Company changed its fiscal year end from October 31 to December 31st of each year. This change was effective December 31, 1999. For presentation purposes, proforma operations data is shown for the twelve months ended December 31, 1999.

(c) Selected amounts for the two months ended December 31, 1999 were annualized to calculate ratios.

ITEM 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis is intended to provide a better understanding of the consolidated financial condition and results of operations of Berkshire Bancorp Inc. and subsidiaries ("Berkshire", the "Company" or "we" and similar pronouns) for the fiscal years ended December 31, 2001 and 2000, the two months ended December 31, 1999 and the fiscal year ended October 31, 1999. All references to earnings per share, unless stated otherwise, refer to earnings per diluted share. The discussion should be read in conjunction with the consolidated financial statements and related notes (Notes located in Item 8 herein). Reference is also made to Part I, Item 1 "Business" herein.

Segments

Management has determined that the Company through its wholly owned subsidiary, The Berkshire Bank (the "Bank") operates in one business segment, community banking. The Bank's principal business activity consists of gathering deposits from the general public and investing those deposits in residential and commercial mortgage loans and commercial non-mortgage loans, both unsecured and secured by personal property. In addition, the Bank invests those deposits in debt obligations issued by the U.S. Government, its agencies, business corporations and mortgage-backed securities.

General

On March 30, 2001, the Company acquired GSB Financial Corporation and its wholly owned subsidiary, Goshen Savings Bank ("Goshen Bank"). Goshen Bank was simultaneously merged with and into our wholly owned subsidiary, The Berkshire Bank (the "Bank"). The Company's historic financial statements included in this Form 10-K for the twelve months ended December 31, 2001 do not include the operations of Goshen Bank from January 1, through March 31, 2001.

On January 4, 1999, we acquired the Bank and became a bank holding company under the bank Holding Company Act.

On December 10, 1999, the Board of Directors of the Company approved a change in fiscal year end from October 31 to December 31st of each year. This change was effective December 31, 1999.

Discussion of Results of Operations

Overview

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000. Net income was $3.30 million, or $1.41 per share, for the fiscal year ended December 31, 2001, compared to $12.07 million, or $5.76 per share, for the fiscal year ended December 31, 2000. Net income in fiscal 2000 was favorably impacted by a $13.29 million pre-tax gain on the sale of investment securities and by a gain of approximately $808,000 as a result of the successful settlement of certain prior year franchise tax issues.

Fiscal Year Ended December 31, 2000 Compared to Two Months Ended December 31, 1999. Net income was $12.07 million, or $5.76 per, for the fiscal year ended December 31, 2000, compared to $2.28 million, or $1.01 per share, for the two months ended December 31, 1999 and $13.69 million, or $6.06 per share, on an annualized basis. Net income for the two months ended December 31, 1999 was favorably impacted by a $3.11 million pre-tax gain on the sale of investment securities.

Two Months Ended December 31, 1999 Compared to Fiscal Year Ended October 31, 1999. Net income was $13.69, or $6.06 per share, on an annualized basis for the two months ended December 31, 1999, compared to $6.54 million, or $2.89 per share, for the fiscal year ended October 31, 1999. Net income for the fiscal year ended October 31, 1999 was favorably impacted by a $7.62 million pre-tax gain on the sale of investment securities.

The pre-tax gains on the sale of investment securities mentioned above are not representative of the Company's ongoing business. (See Note C).

Net Interest Income

Net interest income represents the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities. The amount of interest income is dependent upon many factors including: (i) the amount of interest-earning assets that the Company can maintain based upon its funding sources; (ii) the relative amounts of interest-earning assets versus interest-bearing liabilities; and (iii) the difference between the yields earned on those assets and the rates paid on those liabilities. Non-performing loans adversely affect net interest income because they must still be funded by interest-bearing liabilities, but they do not provide interest income. Furthermore, when the Company designates an asset as non-performing, all interest which has been accrued but not actually received is deducted from current period income, further reducing net interest income.

The Company's average balances, interest, and average yields are set forth on the following table (in thousands, except percentages):

	Twelve Months Ended December 31, 2001			Twelve Months Ended December 31, 2000			Two Months Ended December 31, 1999 (6)		
	Average Balance	Interest and Dividends	Average Yield/Rate	Average Balance	Interest and Dividends	Average Yield/Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
INTEREST-EARNING ASSETS:									
Loans (1)	$ 195,296	$ 15,143	7.75%	$ 70,357	$ 6,397	9.09%	$ 61,691	$ 892	8.68%
Investment securities	154,787	9,156	5.92	90,918	6,381	7.01	77,149	767	5.97
Other (2)(5)	15,215	642	4.22	27,410	1,241	4.53	20,299	184	5.44
Total interest-earning assets	365,298	24,941	6.83	188,685	14,019	7.43	159,139	1,843	6.95
Noninterest-earning assets	32,993			18,237			52,256		
Total Assets	$ 398,291			$ 206,922			$ 211,395		
INTEREST-BEARING LIABILITIES:									
Interest bearing deposits	85,194	2,291	2.69	49,036	1,845	3.76	52,659	292	3.33
Time deposits	155,079	7,867	5.07	42,158	2,499	5.93	32,257	245	4.56
Other borrowings	36,510	1,719	4.71	14,277	840	5.88	1,500	16	6.40
Total interest-bearing liabilities	276,783	11,877	4.29	105,471	5,184	4.92	86,416	553	3.84
Demand deposits	21,857			14,848			15,953		
Noninterest-bearing liabilities	4,802			5,652			7,863		
Stockholders' equity (5)	94,849			80,951			101,163		
Total liabilities and stockholders' equity	$ 398,291			$ 206,922			$ 211,395		
Net interest income		$ 13,064			$ 8,835			$ 1,290	
Interest-rate spread (3)			2.54%			2.51%			3.11%
Net interest margin (4)			3.58%			4.68%			4.86%
Ratio of average interest-earning assets to average interest bearing liabilities	1.32			1.79			1.84		

(1) Includes nonaccrual loans.
(2) Includes interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.
(4) Net interest margin is net interest income as a percentage of average interest-earning assets.
(5) Average balances for Berkshire Bancorp Inc. (parent only) have been calculated on a monthly basis.
(6) The yields and rates were calculated by annualizing the interest for the two months ended December 31, 1999.

Changes in net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following tables set forth certain information regarding changes in interest income and interest expense of the Company for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (changes in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume) (in thousands):

	Twelve Months Ended December 31, 2001 Versus Twelve Months Ended December 31, 2000 Increase (Decrease) Due To		
	Rate	**Volume**	**Total**
Interest-earning assets:			
Loans	$ (943)	$ 9,689	$ 8,746
Investment securities	(991)	3,768	2,777
Other	(88)	(513)	(601)
Total	(2,022)	12,944	10,922
Interest-bearing liabilities:			
Deposit accounts:			
Interest bearing deposits	(525)	971	446
Time deposits	(363)	5,731	5,368
Other borrowings	(167)	1,046	879
Total	(1,055)	7,748	6,693
Net interest income	$ (967)	$ 5,196	$ 4,229

	Twelve Months Ended December 31, 2000 Versus Two Months Ended December 31, 1999(1) Increase (Decrease) Due To		
	Rate	**Volume**	**Total**
Interest-earning assets:			
Loans	$ 253	$ 792	$ 1,045
Investment securities	471	1,308	1,779
Other	120	17	137
Total	844	2,117	2,961
Interest-bearing liabilities:			
Deposit accounts:			
Interest bearing deposits	226	(133)	93
Time deposits	442	587	1,029
Other borrowings	(8)	752	744
Total	660	1,206	1,866
Net interest income	$ 184	$ 911	$ 1,095

(1) Interest income and expense for the two months ended December 31, 1999 were annualized to prepare the rate/volume analysis to properly reflect the changes in volume and rate that occurred during the period.

Interest Rate Risk

Fluctuations in market interest rates can have a material effect on the Company's net interest income because the yields earned on loans and investments may not adjust to market rates of interest with the same frequency, or with the same speed, as the rates paid by the Bank on its deposits.

Most of the Bank's deposits are either interest-bearing demand deposits or short term certificates of deposit and other interest-bearing deposits with interest rates that fluctuate as market rates change. Management of the Bank seeks to reduce the risk of interest rate fluctuations by concentrating on loans and securities investments with either short terms to maturity or with adjustable rates or other features that cause yields to adjust based upon interest rate fluctuations. In addition, to cushion itself against the potential adverse effects of a substantial and sustained increase in market interest rates, the Bank has purchased off balance sheet interest rate cap contracts which generally provide that the Bank will be entitled to receive payments from the other party to the contract if interest rates exceed specified levels. These contracts are entered into with major financial institutions.

The Company seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of the forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities.

Provision for Loan Losses

The Company maintains an allowance for loan losses at a level deemed sufficient to absorb losses, which are inherent in the loan portfolio at each balance sheet date. Management reviews the adequacy of the allowance on at least a quarterly basis to ensure that the provision for loan losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on management's assessment of probable estimated losses. The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements. These elements include a specific allowance for loan watch list classified loans, an allowance based on historical trends, an additional allowance for special circumstances, and an unallocated portion. The Company consistently applies the following comprehensive methodology.

The allowance for loan watch list classified loans addresses those loans maintained on the Company's loan watch list, which are assigned a rating of substandard, doubtful, or loss. Substandard loans are those with a well-defined weakness or a weakness, which jeopardizes the repayment of the debt. A loan may be classified as substandard as a result of impairment of the borrower's financial condition and repayment capacity. Loans for which repayment plans have not been met or collateral equity margins do not protect the Company may also be classified as substandard. Doubtful loans have the characteristics of substandard loans with the added characteristic that collection or liquidation in full, on the basis of presently existing facts and conditions, is highly improbable. Although the possibility of loss is extremely high for doubtful loans, the classification of loss is deferred until pending factors, which might improve the loan, have been determined. Loans rated as doubtful in whole or in part are placed in nonaccrual status. Loans, which are classified as loss, are considered uncollectible and are charged to the allowance for loan losses. There were no loans classified as of December 31, 2001 and 2000.

Loans on the loan watch list may also be impaired loans, which are defined as nonaccrual loans or troubled debt restructurings, which are not in compliance with their restructured terms. Each of the classified loans on the loan watch list is individually analyzed to determine the level of the potential loss in the loan under the current circumstances. The specific reserve established for these criticized and impaired loans is based on careful analysis of the loan's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor. The allowance for loan watch list classified loans is equal to the total amount of potential unconfirmed losses for the individual classified loans on the watch list. Loan watch list loans are managed and monitored by assigned Senior Management.

The allowance based on historical trends uses charge-off experience of the Company to estimate potential unconfirmed losses in the balances of the loan and lease portfolios. The historical loss experience percentage is based on the charge-off history. Historical loss experience percentages are applied to all non-classified loans to obtain the portion of the allowance for loan losses which is based on historical trends. Before applying the historical loss experience percentages, loan balances are reduced by the portion of the loan balances, which are subject to guarantee, by a government agency. Loan balances are also adjusted for unearned discount on installment loans.

The Company also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions, which may cause a potential loan loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan losses is performed these estimates by definition lack precision. Management must make estimates using assumptions and information, which is often subjective and changing rapidly.

Since all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

A loan is placed in a nonaccrual status at the time when ultimate collectibility of principal or interest, wholly or partially, is in doubt. Past due loans are those loans which were contractually past due 90 days or more as to interest or principal payments but are well secured and in the process of collection. Renegotiated loans are those loans which terms have been renegotiated to provide a reduction or deferral of principal or interest as a result of the deteriorating financial position of the borrower.

Results of Operations Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000.

General. On March 30, 2001, Berkshire Bancorp Inc. ("Berkshire" or the "Company"), through its wholly-owned subsidiaries, The Berkshire Bank and Greater American Finance Group, Inc., completed its merger with GSB Financial Corporation ("GSB Financial") (see Note A). This transaction was accounted for under the purchase method of accounting and, accordingly, the results of operation for the Company include only the results of operation of GSB Financial for the nine month period from April 1 through December 31, 2001. The Company acquired total loans, assets and deposits of $134.06 million, $190.04 million and $127.86 million, respectively.

References to per share amounts below, unless stated otherwise, refer to diluted shares.

Net Income. Net income for the fiscal year ended December 31, 2001 was $3.30 million, or $1.41 per share, as compared to $12.07 million, or $5.76 per share, for the fiscal year ended December 31, 2000.

Net income in 2000 was favorably impacted by the pretax gain of $13.29 million on sales of the common stock of Elottery, Inc. and is not representative of the Company's ongoing business. The Company acquired its shares of Elottery, Inc. common stock as described below.

Net Interest Income. The Company's primary source of revenue is net interest income, or the difference between interest income on earning assets and interest expense on interest-bearing liabilities. The declining interest rate environment that prevailed during 2001 was in contrast with the increasing interest rate environment that existed during 2000.

In fiscal 2001, net interest income increased by $4.22 million, or 47.74%, to $13.06 million from $8.84 million in fiscal 2000. The increase was the result of the growth in average interest-earning assets of $176.61 million, partially offset by the growth in average interest-bearing liabilities of $171.31 million.

of $171.31 million. The increases in average interest-earning assets and interest-bearing liabilities were primarily due to the acquisition of GSB Financial on March 30, 2001. Net interest rate spread, the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities, improved slightly to 2.54% in 2001, from 2.51% in 2000. The increase in net interest rate spread resulted from a 63 basis point decrease in the average cost of interest-bearing liabilities to 4.29% in 2001, from 4.92% in 2000, partly offset by a 60 basis point decrease in the average yield on interest-earning assets to 6.83% in 2001, from 7.43% in 2000.

Net Interest Margin. Net interest margin, or annualized net interest income as a percentage of average interest-earning assets, was 3.58% for the fiscal year ended December 31, 2001 as compared to 4.68% for the fiscal year ended December 31, 2000. The decrease in net interest margin during fiscal 2001 was primarily due to the acquisition of GSB Financial whose loan portfolio is made up primarily of 1-4 family mortgage loans with annual yields less than previously earned by Berkshire and by the sharply declining interest rate environment. The decrease in net interest margin was partially offset by the increase in the average amounts of interest-earning assets to $365.30 million in fiscal 2001 from $188.66 million in fiscal 2000.

Interest Income. Total interest income for the fiscal year ended December 31, 2001 increased by $10.92 million, or 77.89%, to $24.94 million from $14.02 million for the fiscal year ended December 31, 2000. The increase was the result of a 93.63% increase in the average amounts of interest-earning assets in fiscal 2001, partially offset by a 60 basis point or 8.08% decrease in the average yield on interest-earning in fiscal 2001. The increase in the average amounts of interest-earning assets was due primarily to the acquisition of GSB Financial.

Interest income on loans increased by $8.74 million, or 136.56%, to $15.14 million in fiscal 2001, from $6.40 million in fiscal 2000. The increase is due to an increase of $124.94 million in average loans balances, partially offset by the decrease increase in the average yield on loans to 7.75% in fiscal 2001 from 9.09% in fiscal 2000. Interest income on investment securities increased $2.78 million, or 43.57%, to $9.16 million in 2001, from $6.38 million in 2000. The increase is due to an increase of $63.87 million in the average balance of investment securities, partially offset by a decrease in the average yield on investments to 5.92% in 2001, from 7.01% in 2000.

Interest Expense. Total interest expense for the fiscal year ended December 31, 2001 increased by $6.70 million, or 129.34%, to $11.88 million, from $5.18 million for the fiscal year ended december 31, 2000. The increase was the result of a $171.31 million increase in the average amounts of interest-bearing liabilities to $276.78 million in fiscal 2001 from $105.47 million in fiscal 2000, partially offset by the 63 basis point, 12.80% decrease in the average rate paid on interest-bearing liabilities to 4.29% in 2001 from 4.92% in 2000.

The increase in interest-bearing liabilities, comprised of interest bearing deposits, time deposits and borrowings, was attributable to the acquisition of GSB Financial and our strategy of employing excess capital to fund growth. The year to year increase in the overall costs of interest-bearing liabilities was partially offset by the declining interest rate environment during 2001, which serves to lower the rates paid by the Bank to attract and retain deposit accounts, and reduces the rates paid for borrowed funds.

Interest expense on interest-bearing deposits, money market and savings accounts, increased by approximately $446,000, or 23.78%, to $2.29 million for the 2001 fiscal year from $1.85 million for the 2000 fiscal year. The increase is due to higher average balances, $85.19 million in 2001 compared to $49.04 million in 2000, partially offset by a decrease in average rates paid on interest-bearing deposits to 2.69% from 3.76%. Interest expense on time deposits increased by $5.37 million, or 214.80%, to $7.87 million in 2001 from $2.50 million in 2000. The increase is due to an increase of $112.92 million, or 267.84%, in the average balance of time deposits to $155.08 million in fiscal 2001 from $42.16 million in fiscal 2000, partially offset by a decrease in the average rates paid, 5.07% in 2001 and 5.93% in 2000. Interest expense on borrowings increased by approximately $880,000, to $1.72 million in 2001, from $840,000 in 2001 due to higher average balances, $36.51 million compared to $14.28 million, partially offset by the lower average cost of borrowed funds.

Non-Interest Income. Non-interest income consists primarily of realized gains on sales of marketable securities, loan sales and service fee income. For the fiscal year ended December 31, 2001, total non-interest income was $1.42 million, compared to $14.62 million for the fiscal year ended December 31, 2000. Non-interest income in 2000 included $13.29 million of non-recurring realized gains on sales of marketable securities and $808,000 as a result of the successful settlement of certain prior year franchise tax issues.

Non-Interest Expense. Non-interest expense includes salaries and employee benefits, occupancy and equipment expenses, legal and professional fees, amortization of goodwill and other operating expenses associated with the day-to-day operations of the Company. Total non-interest expense for the fiscal year ended December 31, 2001 was $8.77 million, compared to $4.46 million for the fiscal year ended December 31, 2000. The year to year increases are due primarily to increases of $2.03 million in salaries and employee benefits, $723,000 in occupancy expenses, $100,000 in equipment expenses and $300,000 in amortization expenses resulting from the acquisition of GSB Financial, and the amortization of the goodwill recorded in said acquisition.

Provision for Income Tax. During the fiscal year ended December 31, 2001, the Company recorded income tax expense of $2.13 million, compared to income tax expense of $6.87 million for the fiscal year ended December 31, 2000. The tax provisions for federal, state and local taxes recorded for fiscal 2001 and 2000 represent effective tax rates of 39.21% and 36.27%, respectively. The increase in the effective rate is due to the increase in non-deductible goodwill amortization relating to the acquisition of GSB Financial in 2001 and tax advantageous investment securities sold by the Company during 2000.

Results of Operations Two Months Ended December 31, 1999 and Fiscal Year Ended October 31, 1999.

On December 10, 1999, the Board of Directors of the Company approved a change in fiscal year end from October 31 to December 31st of each year. This change was effective December 31, 1999.

Net Income. Net income was $2.28 million, or $1.01 per share ($13.69 million and $6.06 per share on an annualized basis) for the two months ended December 31, 1999, compared to $6.54 million, or $2.89 per share, for the fiscal year ended October 31, 1999.

Non-Interest Income

Proceeds from the sales of investment securities for the fiscal year ended December 31, 2001, the two month period ended December 31, 1999 and the fiscal year ended October 31, 1999 were $13.29 million, $3.11 million and $7.63 million, respectively. Gross gains realized on those sales were $13.29 million, $3.11 million and $7.62 million, and are not representative of the Company's ongoing business. Such gains were due to open market sales of the common stock of Elot, Inc. (formerly Executone Information Systems, Inc.) ("Executone"). The Company acquired its shares of Executone Common Stock as described in the following paragraphs.

In 1995, Unistar Gaming Corp. ("UGC") acquired Unistar Entertainment, Inc., a privately held Colorado corporation ("Unistar"). As a result of the acquisition, approximately 27.5% of the outstanding Common Stock of UGC (the "UGC Common Stock") was owned by the Company, and approximately 72.5% of the UGC Common Stock was owned by the former stockholders of Unistar. The shares of UGC Common Stock which were owned by the Company were purchased for approximately $5 million comprised primarily of cash, portfolio securities and a note payable. In December 1995, the Company increased its stake in UGC to approximately 31.5% by purchasing an additional 400,000 shares of UGC Common Stock from a UGC stockholder for a cash purchase price of $.50 per share.

In December 1995, the Company sold its minority equity interest in UGC to Executone, a Virginia corporation whose common stock trades on the NASDAQ National Market System. The Company's investment in UGC was approximately $5.2 million.

In exchange for its interest in UGC, the Company received shares of Executone Common Stock, all of which were sold in open market transactions during 1998, and shares of Executone Series A and Series B Preferred Stock (the "Executone Preferred Stock"). In 1997, the Company fully reserved the carrying value, approximately $2.1 million, of its shares of Executone Preferred Stock and recorded a deferred tax asset of $925,000.

In March 1999, Executone exercised its right to redeem and convert the Executone Preferred Stock into Executone Common Stock and on April 6, 1999, in exchange for its shares of Executone Preferred Stock, the Company received 4,193,204 shares of Executone Common Stock with a market value of approximately $17.7 million. For the period from April 1999 through December 1999, the Company recognized gross gains on sales of 2,401,098 shares of Executone common Stock of approximately $10.74 million.

At December 31, 2001, 2000 and 1999 the Company owned 130,000 shares, 130,000 shares and 1,792,106 shares, respectively, of Executone Common Stock.

Non-Interest Expense. Non-interest expense for the two month period ended December 31, 1999 was $729,000, or $4.37 million on an annualized basis, compared to $3.56 million for the fiscal year ended October 31, 1999. The amortization of intangible assets of $122,000, or $732,000 annualized, for the two months ended December 31, 1999 and $608,000 for the fiscal year ended October 31, 1999 is a result of the goodwill recorded in the acquisition of The Berkshire Bank in January 1999.

Provision for Income Taxes. The provision for income taxes was $1.45 million and $4.09 million for the two months ended December 31, 1999 and the fiscal year ended October 31, 1999, respectively.

Investment Activities

General. The investment policy of the Bank is designed primarily to provide satisfactory yields while maintaining adequate liquidity, a balance of high quality, diversified investments, and minimal risk. The Bank does not invest in equity securities. The largest component of the Bank's securities investments, representing more than 50% of total securities investments, are debt securities issued by the Federal Home Loan Mortgage Corporation (Freddy Mac), the Federal National Mortgage Association (Fanny Mae) or the Government National Mortgage Association (Ginny Mae). The remainder of the Bank's debt securities investments are primarily short term debt securities issued by the United States or its agencies. The Bank maintains a small portfolio of less than $2 million of high-yield corporate debt securities. Recognizing the higher credit risks of these securities, the Bank underwrites these securities in a manner similar to its loan underwriting procedures.

As required by the Statement of Financial Accounting Standard No. 115 ("SFAS No. 115"), securities are classified into three categories: trading, held-to-maturity and available-for-sale. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in trading account activities in the statement of income. Securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. All other securities are classified as available-for-sale. Available-for-sale securities are reported at fair value with unrealized gains and losses included, on an after-tax basis, as a separate component of net worth. The Bank does not have a trading securities portfolio and has no current plans to maintain such a portfolio in the future. The Bank generally classifies all newly purchased debt securities as available for sale in order to maintain the flexibility to sell those securities if the need arises. The Bank has a limited portfolio of securities classified as held to maturity, represented principally by securities purchased a number of years ago.

Federal Home Loan Bank Stock. The Bank owns stock of the Federal Home Loan Bank of New York (the "FHLBNY") which is necessary for it to be a member of the FHLBNY. Membership requires the purchase of stock equal to 1% of the Bank's residential mortgage loans. If the Bank borrows from the FHLBNY, the Bank must own stock at least equal to 5% of its borrowings.

The following table sets forth the cost and fair value of available-for-sale and held-to-maturity securities as of the dates indicated:

	December 31,					
	2001		2000		1999	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
			(In thousands)			
Available-For-Sale						
U.S. Treasury Notes	$ 30,012	$ 30,038	$ --	$ --	$ --	$ --
U.S. Government Agencies	170,610	170,156	86,064	85,952	65,907	64,746
Mortgage-backed securities	2,493	2,499	4,208	4,199	4,571	4,496
Corporate notes	751	639	1,654	1,313	--	--
Marketable equity securities and other	37,547	37,634	4,813	4,845	6,060	15,256
Total	$241,413	$240,966	$ 96,739	$ 96,309	$ 76,538	$ 84,498
Held-To-Maturity						
U.S. Government Agencies	$ 1,613	$ 1,598	$ 296	$ 294	$ 522	$ 522
Corporate notes	--	--	20,455	20,408	4,477	4,476
Total	$ 1,613	$ 1,598	$ 20,751	$ 20,702	$ 4,999	$ 4,998

The following tables summarize the Company's available-for-sale and held-to-maturity securities at December 31, 2001 (dollars in thousands):

	December 31, 2001		
	Weighted Average Yield	Cost	Fair Value
Available-For-Sale			
U.S. Treasury Notes			
Due within one year		$ --	$ --
Due after one year through five years	2.52	30,012	30,038
Due after five years through ten years		--	--
Due after ten years		--	--
		30,012	30,038
U.S. Government Agencies Obligations			
Due within one year		--	--
Due after one year through five years	5.00	73,100	73,414
Due after five years through ten years	5.60	75,075	74,549
Due after ten years	6.63	22,435	22,193
		170,610	170,156
Mortgage-backed securities			
Due within one year		--	--
Due after one year through five years		--	--
Due after five years through ten years		--	--
Due after ten years	6.93	2,493	2,499
		2,493	2,499
Corporate Notes			
Due within one year	9.88	50	49
Due after one year through five years	6.19	398	345
Due after five years through ten years	14.88	103	45
Due after ten years	7.19	200	200
		751	639
Common Stocks	--	--	4
Preferred Stocks	3.93	3,416	3,499
Money market funds		32,013	32,013
Federal Home Loan Bank Stock	7.21	2,118	2,118
		37,547	37,634
		$241,413	$240,966
Held-To-Maturity			
U.S. Government Agencies Obligations			
Due within one year	6.25	136	138
Due after five years through ten years	5.31	190	190
Due after ten years	6.75	1,287	1,270
Corporate Notes			
Due within one year	--	--	--
		$ 1,613	$ 1,598

Loan Portfolio

Loan Portfolio Composition. The Company's loans consist primarily of mortgage loans secured by residential and non-residential properties as well as commercial loans which are either unsecured or secured by personal property collateral. Most of the Company's loans are either made to individuals or personally guaranteed by the principals of the business to which the loan is made. At December 31, 2001 and 2000 , the Company had total loans of $252.23 million and $75.62 million, respectively, and an allowance for loan losses of approximately $2.03 million and $1.11 million, respectively. From time to time, the Bank may originate residential mortgage loans and then sell them on the secondary market, normally recognizing fee income in connection with the sale.

Interest rates on loans are affected by the demand for loans, the supply of money available for lending, credit risks, the rates offered by competitors and other conditions. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, and legislative tax policies.

In order to manage interest rate risk, the Bank focuses its efforts on loans with interest rates that adjust based upon changes in the prime rate or changes in United States Treasury or similar indices. Generally, credit risks on adjustable-rate loans are somewhat greater than on fixed-rate loans primarily because, as interest rates rise, so do borrowers' payments, increasing the potential for default. The Bank seeks to impose appropriate loan underwriting standards in order to protect against these and other credit related risks associated with its lending operations.

In addition to analyzing the income and assets of its borrowers when underwriting a loan, the Bank obtains independent appraisals on all material real estate in which the Bank takes a mortgage. The Bank generally obtains title insurance in order to protect against title defects on mortgaged property.

Commercial and Mortgage Loans. The Bank originates commercial mortgage loans secured by office buildings, retail establishments, multi-family residential real estate and other types of commercial property. Substantially all of the properties are located in the New York City metropolitan area.

The Bank makes commercial mortgage loans with loan to value ratios not to exceed 75% and with terms to maturity that do not exceed 15 years. Loans secured by commercial properties generally involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on such loans are often dependent on successful operation or management of the properties, repayment may be subject, to a greater extent, to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks through its underwriting policies. The Bank evaluates the qualifications and financial condition of the borrower, including credit history, profitability and expertise, as well as the value and condition of the underlying property. The factors considered by the Bank include net operating income; the debt coverage ratio (the ratio of cash net income to debt service); and the loan to value ratio. When evaluating the borrower, the Bank considers the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property and the Bank's lending experience with the borrower. The Bank's policy requires borrowers to present evidence of the ability to repay the loan without having to resort to the sale of the mortgaged property. The Bank also seeks to focus its commercial mortgage loans on loans to companies with operating businesses, rather than passive real estate investors.

Commercial Loans. The Bank makes commercial loans to businesses for inventory financing, working capital, machinery and equipment purchases, expansion, and other business purposes. These loans generally have higher yields than mortgages loans, with maturities of one year, after which the borrower's financial condition and the terms of the loan are re-evaluated.

Commercial loans tend to present greater risks than mortgage loans because the collateral, if any, tends to be rapidly depreciable, difficult to sell at full value and is often easier to conceal. In order to limit these risks, the Bank evaluates these loans based upon the borrower's ability to repay the loan from ongoing operations. The Bank considers the business history of the borrower and perceived stability of the business as important factors when considering applications for such loans. Occasionally, the borrower provides commercial or residential real estate collateral for such loans, in which case the value of the collateral may be a significant factor in the loan approval process.

Residential Mortgage Loans (1 to 4 family loans). The Bank makes residential mortgage loans secured by first liens on one-to-four family owner-occupied or rental residential real estate. At December 31, 2001, approximately $159.5 million, or 63.2%, of the Company's total loan portfolio consisted of such loans as compared to approximately $22.1 million, or 29.2%, at December 31, 2000. The increase is due largely to the March 2001 acquisition of GSB Financial, whose loan portfolio consisted primarily of residential mortgage loans. The Company offers both adjustable rate mortgages ("ARMS") and fixed-rate mortgage loans. The relative proportion of fixed-rate loans versus ARMs originated by the Bank depends principally upon current customer preference, which is generally driven by economic and interest rate conditions and the pricing offered by the Bank's competitors. At December 31, 2001, approximately 13% of the Bank's residential one-to-four family owner-occupied first mortgage portfolio were ARMs and approximately 87% were fixed-rate loans. The percentage represented by fixed-rate loans tends to increase during periods of low interest rates. The ARMs generally carry annual caps and life-of-loan ceilings, which limit interest rate adjustments.

The Bank's residential loan underwriting criteria are generally comparable to those required by the Federal National Mortgage Association ("FNMA") and other major secondary market loan purchasers. Generally, ARM credit risks are somewhat greater than fixed-rate loans primarily because, as interest rates rise, the borrowers' payments rise, increasing the potential for default. The Bank's teaser rate ARMs (ARMs with low initial interest rates that are not based upon the index plus the margin for determining future rate adjustments) were underwritten based on the payment due at the fully-indexed rate.

In addition to verifying income and assets of borrowers, the Bank obtains independent appraisals on all residential first mortgage loans and title insurance is required at closing. Private mortgage insurance is required on all loans with a loan-to-value ratio in excess of 80% and the Bank requires real estate tax escrows on such loans. Real estate tax escrows are voluntary on residential mortgage loans with loan-to-value ratios of 80% or less.

Fixed-rate residential mortgage loans are generally originated by the Bank for terms of 15 to 30 years. Although 30 year fixed-rate mortgage loans may adversely affect our net interest income in periods of rising interest rates, the Bank originates such loans to satisfy customer demand. Such loans are generally originated at initial interest rates which exceed the fully indexed rate on ARMs offered at the same time. Fixed-rate residential mortgage loans originated by the Bank generally include due-on-sale clauses, which permit the Bank to demand payment in full if the borrower sells the property without the Bank's consent. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed-rate mortgage loan portfolio, and the Bank will generally exercise its rights under these clauses if necessary to maintain market yields.

ARMs originated in recent years have interest rates that adjust annually based upon the movement of the one year treasury bill constant maturity index, plus a margin of 2% to 2.75%. These loans generally have a maximum interest rate adjustment of 2% per year, with a lifetime maximum interest rate adjustment, measured from the initial interest rate, of 5.5% or 6%.

The Bank offers a variety of other loan products including residential single family construction loans to persons who intend to occupy the property upon completion of construction, home equity loans secured by junior mortgages on one-to-four family owner-occupied residences, and short-term fixed-rate consumer loans either unsecured or secured by monetary assets such as bank deposits and marketable securities or personal property.

Origination of Loans. Loan originations can be attributed to depositors, retail customers, telephone inquiries, advertising, the efforts of the Bank's loan officers, and referrals from other borrowers and real estate brokers and builders. The Bank originates loans primarily through its own efforts. Occasionally, the Bank may obtain loan opportunities as a result of referrals from loan brokers.

At December 31, 2001, the Bank's total capital was approximately $64.2 million and thus it was generally not permitted to make loans to one borrower in excess of approximately $9.63 million, with an additional approximately $6.42 million being permitted if secured by readily marketable collateral. The Bank was also not permitted to make any single mortgage loan in an amount in excess of approximately $9.63 million. At December 31, 2001, the Bank was in compliance with these standards.

Delinquency Procedures. When a borrower fails to make a required payment on a loan, the Bank attempts to cause the deficiency to be cured by contacting the borrower. The Bank reviews past due loans on a case by case basis, taking the action it deems appropriate in order to collect the amount owed. Litigation may be necessary if other procedures are not successful. Judicial resolution of a past due loan can be delayed if the borrower files a bankruptcy petition because collection action cannot be continued unless the Bank first obtains relief from the automatic stay provided by the Bankruptcy Code.

If a non-mortgage loan becomes delinquent and satisfactory arrangements for payment cannot be made, the Bank seeks to realize upon any personal property collateral to the extent feasible and collect any remaining amount owed from the borrower through legal proceedings, if necessary.

It is the Bank's policy to discontinue accruing interest on a loan when it is 90 days past due or if management believes that continued interest accruals are unjustified. The Bank may continue interest accruals if a loan is more than 90 days past due if the Bank determines that the nature of the delinquency and the collateral are such that collection of the principal and interest on the loan in full is reasonably assured. When the accrual of interest is discontinued, all accrued but unpaid interest is charged against current period income. Once the accrual of interest is discontinued, the Bank records interest as and when received until the loan is restored to accruing status. If the Bank determines that collection of the loan in full is in reasonable doubt, then amounts received are recorded as a reduction of principal until the loan is returned to accruing status.

The following tables set forth information concerning the Company's loan portfolio by type of loan at the dates indicated (dollars in thousands):

	December 31,			
	2001		2000	
	Amount	% of Total	Amount	% of Total
Commercial and professional loans	$ 19,130	7.6 %	$ 9,419	12.5 %
Secured by real estate				
1 - 4 family	165,195	65.5	25,677	34.0
Multi family	11,186	4.4	4,765	6.3
Non-residential (commercial)	51,893	20.6	34,968	46.2
Consumer	4,689	1.8	229	0.3
Other	140	0.1	565	0.7
Total loans	252,233	100.0 %	75,623	100.0 %
Less: Allowance for loan losses	(2,030)		(1,108)	
Loans, net	$250,203		$ 74,515	

	October 31,					
	1999 (1)		1998 (1)		1997 (1)	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial and professional loans	$ 6,824	11.3%	$ 3,548	8.9%	$ 7,011	18.6%
Secured by real estate	51,300	84.7	33,015	82.9	27,164	72.0
Personal	1,932	3.2	1,970	5.0	2,275	6.0
Other	501	0.8	1,264	3.2	1,265	3.4
Total loans	60,557	100.0%	39,797	100.0%	37,715	100.0%
Less:						
Allowance for loan losses	(905)		(803)		(723)	
Loans, net	$59,652		$38,994		$36,992	

(1) Information is prepared on a proforma basis for comparability purposes. Balances stated are not reflected in the historical financial statements of the Company.

Impaired loan balance, nonaccrual loans and loans greater than 90 days still accruing

The following table sets forth certain information regarding nonaccrual loans, including the ratio of such loans to total assets as of the dates indicated, and certain other related information. The Bank had no foreclosed real estate during these periods and approximately $58,000 of loans past due more than 90 days still accruing at December 31, 2001.

	December 31,		October 31,		
	2001	2000	1999(1)	1998(1)	1997(1)
	(Dollars in thousands)				
Nonaccrual loans:					
Commercial and professional loans	$ 9	$ --	$ --	$ --	$ --
Secured by real estate	--	--	121	30	237
Total nonaccrual loans	9	--	121	30	237
Total nonperforming loans	$ 9	$ --	$ 121	$ 30	$ 237
Total nonperforming loans to total assets	--	--	.07%	.08%	.63%

(1) Information is prepared on a proforma basis for comparability purposes. Balances stated are not reflected in the historical financial statements of the Company.

The following tables present information regarding the Company's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans at the dates indicated (dollars in thousands):

	December 31, 2001		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 188	9.3%	0.07%
Secured by real estate			
1 - 4 family	804	39.6	0.32
Multi family	84	4.1	0.03
Non-residential	790	38.9	0.32
Consumer and other	24	1.2	0.06
General allowance (1)	140	6.9	0.06
Total allowance for loan losses	$ 2,030	100.0%	0.79%

(1) The allowance for loan losses is allocated to specific loans as necessary.

	December 31, 2000		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 89	8.0%	0.12%
Secured by real estate	654	59.0	0.86
Personal and other	13	1.2	0.02
General allowance (1)	352	31.8	0.47%
Total allowance for loan losses	$ 1,108	100.0%	1.47%

(1) The allowance for loan losses is allocated to specific loans as necessary.

	October 31, 1999(2)		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 69	7.6%	0.11%
Secured by real estate	569	63.0	0.94
Personal and other	77	8.5	0.13
General allowance (1)	190	20.9	0.31
Total allowance for loan losses	$ 905	100.0%	1.49%

(1) The allowance for loan losses is allocated to specific loans as necessary.
(2) Information is prepared on a proforma basis for comparability purposes. Balances stated are not reflected in the historical financial statements of the Company.

	October 31, 1998(2)		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 35	4.4%	0.09%
Secured by real estate	394	49.1	0.99
Personal and other	34	4.2	0.09
General allowance (1)	340	42.3	0.85
Total allowance for loan losses	$ 803	100.0%	2.02%

(1) The allowance for loan losses is allocated to specific loans as necessary.
(2) Information is prepared on a proforma basis for comparability purposes. Balances stated are not reflected in the historical financial statements of the Company.

	October 31, 1997(2)		
	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial and professional loans	$ 70	9.7%	0.19%
Secured by real estate	391	54.1	1.04
Personal and other	41	5.7	0.11
General allowance (1)	221	30.5	0.59
Total allowance for loan losses	$ 723	100.0%	1.93%

(1) The allowance for loan losses is allocated to specific loans as necessary.
(2) Information is prepared on a proforma basis for comparability purposes. Balances stated are not reflected in the historical financial statements of the Company.

The following table sets forth information regarding the aggregate maturities of the Company's loans in the specified categories and the amount of such loans which have fixed and variable rates.

	December 31, 2001			
	Within 1 Year	1 to 5 Years	After 5 Years	Total
	(In thousands)			
Commercial-fixed rate	$ 2,197	$ 4,111	$ 907	$ 7,215
Other fixed rate	6,701	11,057	146,521	164,279
Total fixed rate	$ 8,898	$ 15,168	$ 147,428	$ 171,494
Commercial-adjustable rate	8,512	3,403	--	11,915
Other adjustable rate	11,733	15,298	41,793	68,824
Total adjustable rate	20,245	18,701	41,793	80,739
Total	$ 29,143	$ 33,869	$ 189,221	$ 252,233

The following table sets forth information with respect to activity in the Company's allowance for loan losses during the periods indicated (dollars in thousands, except percentages):

	Years Ended December 31,		Two Months Ended December 31,	Years Ended October 31,		
	2001	2000	1999	1999(1)	1998(1)	1997(1)
Average loans outstanding	$195,296	$ 70,357	$ 61,691	$ 48,387	$ 39,085	$ 31,081
Allowance at beginning of period	1,108	923	905	803	723	824
Charge-offs:						
Commercial and other loans	97	--	--	--	--	--
Real estate loans	--	--	--	31	--	196
Total loans charged-off	97	--	--	31	--	196
Recoveries:						
Commercial and other loans	41	130	8	78	20	28
Real estate loans	--	--	--	--	--	7
Total loans recovered	41	130	8	78	20	35
Net recoveries (charge-offs)	(56)	130	8	47	20	161
Provision for loan losses charged to operating expenses	287	55	10	55	60	60
Acquisition of GSB	691	--	--	--	--	--
Allowance at end of period	$ 2,030	$ 1,108	$ 923	$ 905	$ 803	$ 723
Ratio of net recoveries (charge-offs) to average loans outstanding (2)	(.02)%	.18%	.08%	.09%	.05%	.51%
Allowance as a percent of total loans	0.80%	1.47%	1.41%	1.49%	2.02%	1.92%
Total loans at end of period	$252,233	$ 75,623	$ 65,591	$ 60,557	$ 39,797	$ 37,715

(1) Information is prepared on a proforma basis for comparability purposes. Balances stated are not reflected in the historical financial statements of the Company.
(2) Net recoveries have been annualized to calculate ratios for comparability purposes.

Deposits

The Bank concentrates on obtaining deposits from a variety of businesses, professionals and retail customers. The Bank offers a number of different deposit programs, including statement savings accounts, NOW accounts, money market deposits accounts, checking accounts and certificates of deposits with terms from seven days to five years. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. The Bank prices its deposit offerings competitively within the market it serves. These products are designed to attract new customers, retain existing customers and create opportunities to offer other bank products or services. While the market and pricing for deposit funds are very competitive, the Bank believes that personalized, quality service is also an important element in retaining core deposit customers.

The following table summarizes the composition of the average balances of major deposit categories:

	December 31,						October 31,	
	2001		2000		1999 (2)		1999 (1)	
	Average Amount	Average Yield	Average Amount	Average Yield	Average Amount	Average Yield	Average Amount	Average Yield
	(Dollars in thousands)							
Demand deposits	$ 21,857	--	$ 14,848	--	$ 15,953	--	$ 17,485	--
NOW and money market	51,026	2.64%	44,582	3.85%	47,994	3.49%	48,515	3.19%
Savings deposits	34,168	2.69	4,454	2.93	4,665	2.66	4,721	2.58
Time deposits	155,079	5.07	42,158	5.93	32,257	4.56	21,714	5.55
Total deposits	$262,130	3.89%	$106,042	4.08%	$100,869	3.19%	$ 92,435	3.11%

(1) Information is prepared on a proforma basis for comparability purposes. Balances stated are not reflected in the historical financial statements of the Company.

(2) Interest expense was annualized to calculate average yield for the two months ended December 31, 1999.

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $68.88 million and $55.32 million at December 31, 2001 and 2000, respectively.

The following table summarizes the maturity distribution of time deposits of $100,000 or more as of the dates indicated:

	December 31, 2001
	(In thousands)
3 months or less	$ 26,181
Over 3 months but within 6 months	18,181
Over 6 months but within 12 months	16,757
Over 12 months	7,762
Total	$ 68,881

Short-Term Borrowings

Securities sold under agreements to repurchase generally mature within 30 days from the date of the transactions. Short-term borrowings consist of Treasury Tax and Loan Note Options and various other borrowings which generally have maturities of less than one year. The details of these categories are presented below:

	Year Ended December 31,	
	2001	2000
	(Dollars in Thousands)	
Securities sold under repurchase agreements and federal funds purchased		
Balance at year-end	$ 53,756	$ 23,127
Average during the year	$ 13,372	$ 12,367
Maximum month-end balance	$ 53,756	$ 24,495
Weighted average rate during the year	3.62%	5.85%
Rate at December 31	1.67%	5.75%

Capital Resources and Liquidity

Liquidity

The management of the Company's liquidity focuses on ensuring that sufficient funds are available to meet loan funding commitments, withdrawals from deposit accounts, the repayment of borrowed funds, and ensuring that the Bank and the Company comply with regulatory liquidity requirements. Liquidity needs of The Berkshire Bank have historically been met by deposits, investments in federal funds sold, principal and interest payments on loans, and maturities of investment securities.

For the parent company, Berkshire Bancorp Inc., liquidity means having cash available to fund operating expenses and to pay shareholder dividends, when and if declared by our Board of Directors. We paid cash dividends of $.24 per share, $.64 per share, $.32 per share and $.72 per share in fiscal 2001, 2000, 1999 and 1998, respectively. The ability to fund our operations and to pay dividends is not dependent upon the receipt of dividends from The Berkshire Bank. At December 31, 2001, we had cash of $16.45 million and marketable securities of $4.0 million.

The Company maintains financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and stand-by letters of credit. At December 31, 2001, the Company had outstanding commitments of $8.25 million. These commitments include $6.45 million that mature or renew within one year, $1.3 million that mature or renew after one year and within three years, $0.5 million that mature or renew after three years and within five years, and no commitments that mature or renew after five years.

The Company currently does not have any unconsolidated subsidiaries or special purpose entities.

The Company is responsible for payments under operating leases as disclosed in Note M of the Company's financial statements. The Company has no capital leases.

Capital

The capital ratios of the Bank and Berkshire are presently in excess of the requirements necessary to meet the "well capitalized" capital category established by bank regulators. See Note P.

Interest Rate Risk

Fluctuations in market interest rates can have a material effect on the Bank's net interest income because the yields earned on loans and investments may not adjust to market rates of interest with the same frequency, or with the same speed, as the rates paid by the Bank on its deposits.

Most of the Bank's deposits are either interest-bearing demand deposits or short term certificates of deposit and other interest-bearing deposits with interest rates that fluctuate as market rates change. Management of the Bank seeks to reduce the risk of interest rate fluctuations by concentrating on loans and securities investments with either short terms to maturity or with adjustable rates or other features that cause yields to adjust based upon interest rate fluctuations. In addition, to cushion itself against the potential adverse effects of a substantial and sustained increase in market interest rates, the Bank has purchased off balance sheet interest rate cap contracts which generally provide that the Bank will be entitled to receive payments from the other party to the contract if interest rates exceed specified levels. These contracts are entered into with major financial institutions.

The Company seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of the forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities.

In the banking industry, a traditional measure of interest rate sensitivity is known as "gap" analysis, which measures the cumulative differences between the amounts of assets and liabilities maturing or repricing at various time intervals. The following table sets forth the Company's interest rate repricing gaps for selected maturity periods:

Berkshire Bancorp Inc.
Interest Rate Sensitivity Gap at December 31, 2001
(in thousands, except for percentages)

		3 Months or Less	3 Through 12 Months	1 Through 3 Years	Over 3 Years	Total
Federal funds sold		$ 3,000	$ --	$ --	$ --	$ 3,000
	(Rate)	0.84%				0.84%
Interest bearing deposits in banks		213	--	--	--	213
	(Rate)	1.25%				1.25%
Loans (1)(2)						
Adjustable rate loans		38,443	23,070	5,419	13,807	80,739
	(Rate)	6.22%	6.91%	8.36%	8.30%	
Fixed rate loans		186	8,713	7,395	155,200	171,494
	(Rate)	6.26%	7.58%	8.18%	7.30%	7.35%
Total loans		38,629	31,783	12,814	169,007	252,233
Investments (3)(4)		32,773	136	38,212	169,286	240,407
	(Rate)	2.39%	6.35%	2.95%	5.67%	4.78%
Total rate-sensitive assets		74,615	31,919	51,026	338,293	495,853
Deposit accounts (5)						
Savings and NOW		64,351	--	--	--	64,351
	(Rate)	1.11%				1.11%
Money market		44,311	--	--	--	44,311
	(Rate)	1.48%				1.48%
Time Deposits		55,462	122,849	21,611	29	199,951
	(Rate)	3.58%	3.91%	4.56%	3.92%	3.89%
Total deposit accounts		164,124	122,849	21,611	29	308,613
Repurchase Agreements		53,756	--	--	--	53,756
	(Rate)	1.86%				1.86%
Other borrowings		5,000	10,000	500	26,778	42,278
	(Rate)	3.56%	2.58%	6.09%	5.51%	4.59%
Total rate-sensitive liabilities		220,880	132,849	22,111	26,807	404,647
Interest rate caps		20,000	--	(5,000)	(15,000)	
Gap (repricing differences)		(168,265)	(100,930)	33,915	326,486	91,206
Cumulative Gap		(168,265)	(269,195)	(235,280)	91,206	
Cumulative Gap to Total Rate Sensitive Assets		(33.93)%	(54.29)%	(47.45)%	18.39%	

(1) Adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled according to their maturity dates.
(2) Includes nonaccrual loans.
(3) Investments are scheduled according to their respective repricing (variable rate loans) and maturity (fixed rate securities) dates.
(4) Investments are stated at book value.
(5) NOW accounts and savings accounts are regarded as readily accessible withdrawal accounts. The balances in such accounts have been allocated among maturity/repricing periods based upon The Berkshire Bank's historical experience. All other time accounts are scheduled according to their respective maturity dates.

Impact of Inflation and Changing Prices

The Company's financial statements measure financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increasing cost of the Company's operations. The assets and liabilities of the Company are largely monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. In addition, interest rates do not necessarily move in the direction, or to the same extent as the price of goods and services. However, in general, high inflation rates are accompanied by higher interest rates, and vice versa.

New Accounting Pronouncements

Business Combinations, Goodwill and Intangible Assets

On June 29, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. SFAS No. 142 will be effective for fiscal years beginning after December 31, 2001 and early adoption is not permitted except for business combinations entered into after June 30, 2001. Upon adoption of SFAS 142, on January 1, 2002, the Company will no longer amortize goodwill, thereby eliminating annual amortization expense of approximately $1.0 million.

Allowance for Loan Losses

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with US GAAP. The adoption of SAB No. 102 is not expected to have a material impact on the Company's financial position or results of operations.

Derivatives and Hedging

SFAS No. 133, ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities" was amended in June, 1999 by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and in June, 2000, by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (collectively SFAS 133). SFAS 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS 133 an entity may designate a derivative as a hedge of exposure to either changes in: (a) fair value of a recognized asset or liability or firm commitment, (b) cash flows of a recognized or forecasted transaction, or (c) foreign currencies of a net investment in foreign operations, firm commitments, available-for-sale securities or a forecasted transaction. Depending upon the effectiveness of the hedge and/or the transaction being hedged, any changes in the fair value of the derivative instrument is either recognized in earnings in the current year, deferred to future periods, or recognized in other comprehensive income. Changes in the fair value of all derivative instruments not recognized as hedge accounting are recognized in current year earnings. SFAS 133 is required for all fiscal quarters or fiscal years beginning after June 15, 2000. The Company adopted SFAS 133 effective January 1, 2001.

The adoption of SFAS 133 did not have a material impact on the Company's financial position or results of operations.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August of 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS No.144). FAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, FAS 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. FAS 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," replacing SFAS No. 125. This new statement revises the standard for accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. The new standard is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The standard provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, for recognition and reclassification of collateral and for disclosures relating to securitizations transactions and collateral this statement is effective for fiscal years ending after December 15, 2000 with earlier application not allowed and is to be applied prospectively. Management does not expect this new standard to have a material impact upon the Company's consolidated financial statements.

ITEM 7A. Quantitative and Qualitative Disclosure About Market Risk.

See Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8. Financial Statements and Supplementary Data.

Inasmuch as the acquisition of the GSB Financial Corporation and Goshen Savings Bank was consummated on March 30, 2001, the financial statements set forth below include the results of operations of GSB Financial and Goshen Bank from April 1, 2001, through December 31, 2001.

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Berkshire Bancorp Inc.

We have audited the accompanying consolidated balance sheets of Berkshire Bancorp Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000, the two months in the period ended December 31, 1999 and the year ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Berkshire Bancorp Inc. and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2001 and 2000, the two months in the period ended December 31, 1999 and the year ended October 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
January 25, 2002

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks	$ 7,170	$ 2,512
Interest bearing deposits	213	6,605
Federal funds sold	3,000	27,250
Total cash and cash equivalents	10,383	36,367
Investment Securities:		
Available-for-sale	240,966	96,309
Held-to-maturity, fair value of $1,598 in 2001 and $20,702 in 2000	1,613	20,751
Total investment securities	242,579	117,060
Loans, net of unearned income	252,233	75,623
Less: allowance for loan losses	(2,030)	(1,108)
Net loans	250,203	74,515
Accrued interest receivable	3,399	1,355
Premises and equipment, net	7,446	359
Goodwill, net of accumulated amortization of $2,300 in 2001 and $1,365 in 2000	18,438	11,543
Other assets	4,110	2,824
Total assets	$ 536,558	$ 244,023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 30,163	$ 14,509
Interest bearing	308,613	123,138
Total deposits	338,776	137,647
Securities sold under agreements to repurchase	53,756	23,127
Long term borrowings	42,278	1,500
Accrued interest payable	2,406	1,333
Other liabilities	3,350	1,309
Total liabilities	440,566	164,916
Stockholders' equity		
Preferred stock - $.10 Par value: 2,000,000 shares authorized - none issued	--	--
Common stock - $.10 par value Authorized -- 10,000,000 shares Issued -- 2,566,095 shares Outstanding -- December 31, 2001, 2,379,990 shares December 31, 2000, 1,955,625 shares	256	256
Additional paid-in capital	89,914	78,549
Retained earnings	11,053	8,352
Accumulated other comprehensive (loss), net	(281)	(85)
Less: Treasury Stock December 31, 2001, 186,105 shares December 31, 2000, 610,470 shares	(4,950)	(7,965)
Total stockholders' equity	95,992	79,107
	$ 536,558	$ 244,023

The accompanying notes are an integral part of this statement

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	For The Year Ended December 31, 2001	For The Year Ended December 31, 2000	For The Two Months Ended December 31, 1999	For The Year Ended October 31, 1999
INTEREST INCOME				
Short-term interest-earning assets	$ 642	$ 1,241	$ 184	$ 965
Securities and other investments	9,156	6,381	767	4,415
Loans	15,143	6,397	892	3,145
Total interest income	24,941	14,019	1,843	8,525
INTEREST EXPENSE				
Deposits	10,158	4,344	537	2,473
Borrowings	1,719	840	16	75
Total interest expense	11,877	5,184	553	2,548
Net interest income	13,064	8,835	1,290	5,977
PROVISION FOR LOAN LOSSES	287	55	10	45
Net interest income after provision for loan losses	12,777	8,780	1,280	5,932
NON-INTEREST INCOME				
Service charges on deposits	395	146	14	161
Investment securities gains	637	13,288	3,109	7,622
Other income	391	1,184	56	472
Total non-interest income	1,423	14,618	3,179	8,255
NON-INTEREST EXPENSE				
Salaries and employee benefits	4,153	2,125	324	1,474
Net occupancy expense	1,170	447	70	360
Equipment expense	201	101	22	99
FDIC assessment	42	27	3	8
Data processing expense	138	21	--	17
Amortization of goodwill	935	635	122	608
Other	2,134	1,108	188	990
Total non-interest expense	8,773	4,464	729	3,556
Income before provision for taxes	5,427	18,934	3,730	10,631
Provision for income taxes	2,128	6,868	1,448	4,091
Net income	$ 3,299	$ 12,066	$ 2,282	$ 6,540
Net income per share:				
Basic	$ 1.41	$ 5.76	$ 1.07	$ 3.08
Diluted	$ 1.41	$ 5.76	$ 1.01	$ 2.89
Dividends per share	$ .24	$ .64	$ --	$ .32

The accompanying notes are an integral part of this statement

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For The Years Ended December 31, 2001 and 2000, For The Two Months Ended December 31, 1999, and For The Year Ended October 31, 1999
(In Thousands)

	Common Shares	Stock Par value	Additional paid-in capital	Accumulated other comprehensive loss, net	Accumulated earnings (deficit)	Treasury stock	Comprehensive income	Total stockholders' equity
Balance at November 1, 1998	2,566	$256	$78,546	$ --	$(10,563)	$(2,773)		$65,466
Net income					6,540		6,540	6,540
Treasury shares issued for options exercised			24			13		37
Other comprehensive income net of reclassification adjustment and taxes				1,943			1,943	1,943
Comprehensive income							$ 8,483	
Cash dividends					(680)			(680)
Balance at October 31, 1999	2,566	$256	$78,570	$ 1,943	$ (4,703)	$(2,760)		$73,306
Net income					2,282		2,282	2,282
Other comprehensive income (loss) net of reclassification adjustment and taxes				2,482			2,482	2,482
Comprehensive income							$ 4,763	
Balance at December 31, 1999	2,566	$256	$78,570	$ 4,425	$ (2,421)	$(2,760)		$78,070
Net income					12,066		12,066	12,066
Treasury shares issued for options exercised			(21)			49		28
Acquisition of treasury shares						(5,254)		(5,254)
Other comprehensive income (loss) net of reclassification adjustment and taxes				(4,510)			(4,510)	(4,510)
Comprehensive income							$ 7,556	
Cash dividends					(1,293)			(1,293)
Balance at December 31, 2000	2,566	$256	$78,549	$ (85)	$ 8,352	$(7,965)		$79,107

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For The Years Ended December 31, 2001 and 2000, For The Two Months Ended December 31, 1999, and For The Year Ended October 31, 1999
(In Thousands)

	Common Shares	Stock Par value	Additional paid-in capital	Accumulated other comprehensive loss, net	Accumulated earnings (deficit)	Treasury stock	Comprehensive income	Total stockholders' equity
Net income					3,299		3,299	3,299
Treasury shares issued for acquisition of GSB Financial Corp			11,386			7,887		19,273
Acquisition of treasury shares						(4,983)		(4,983)
Treasury shares issued for options exercised			(21)			111		90
Other comprehensive (loss) net of reclassification adjustment and taxes				(196)			(196)	
Comprehensive income							$ 3,103	
Cash dividends					(598)			(598)
Balance at December 31, 2001	2,566	$256	$89,914	$ (281)	$ 11,053	$(4,950)		$95,992

The accompanying notes are an integral part of this statement

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For The Year Ended December 31, 2001	For The Year Ended December 31, 2000	For The Two Months Ended December 31, 1999	For The Year Ended October 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$ 3,299	$ 12,066	$ 2,282	$ 6,540
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Realized gain on investment securities	(637)	(13,288)	(3,109)	(7,622)
Depreciation and amortization	1,197	740	144	713
Provision for loan losses	287	55	10	45
Increase in deferred taxes	(426)	1,522	--	(1,402)
CHANGES IN ASSETS AND LIABILITIES:				
(Increase) decrease in accrued interest receivable	(659)	259	(47)	(817)
Decrease (increase) other assets	1,320	(81)	(1,025)	115
Increase (decrease) in accrued interest payable and other liabilities	534	(1,781)	2,806	4,542
Net cash provided by (used in) operating activities	4,915	(508)	1,061	2,114
CASH FLOWS FROM INVESTING ACTIVITIES:				
Investment in Madison Merchant Services, Inc.	--	(285)	--	--
Investment in The Berkshire Bank	--	(105)	--	(25,216)
Cash paid for business acquired	(20,222)	--	--	--
Cash of entities acquired	6,047	--	--	22,439
Investment securities available for sale				
Purchases	(461,048)	(84,247)	(4,856)	(23,138)
Sales	359,278	77,212	3,110	7,634
Investment securities held to maturity				
Purchases	(167,800)	(19,909)	--	--
Maturities	187,724	4,157	--	--
Net increase in loans	(41,921)	(9,902)	(5,034)	(18,744)
Net increase in loans held for sale	--	--	--	(1,872)
Acquisition of premises and equipment	(4,138)	(93)	--	(191)
Net cash (used in) investing activities	(142,080)	(33,172)	(6,780)	(39,088)

BERKSHIRE BANCORP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For The Year Ended December 31, 2001	For The Year Ended December 31, 2000	For The Two Months Ended December 31, 1999	For The Year Ended October 31, 1999
CASH FLOWS FROM FINANCING ACTIVITIES:				
Net increase (decrease) in non interest bearing deposits	15,654	(1,040)	873	(6,361)
Net increase in interest bearing deposits	57,611	34,600	896	2,577
Increase in securities sold under agreements to repurchase	30,629	23,127	--	--
Issuance of long term debt	24,778	--	--	--
Repayment of long term debt	(12,000)	--	--	--
Acquisition of treasury stock	(4,983)	(5,254)	--	--
Proceeds from exercise of common stock options	90	28	--	9
Dividends paid	(598)	(1,293)	--	(680)
Net cash provided by (used in) financing activities	111,181	50,168	1,769	(4,455)
Net (decrease) increase in cash and cash equivalents	(25,984)	16,488	(3,950)	(41,429)
Cash and cash equivalents at beginning of period	36,367	19,879	23,829	65,258
Cash and cash equivalents at end of period	$ 10,383	$ 36,367	$ 19,879	$ 23,829
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash used to pay interest	$ 10,804	$ 4,012	$ 682	$ 2,258
Cash used to pay income taxes	$ 1,637	$ 7,163	--	$ 2,602

The accompanying notes are an integral part of this statement

NOTE A - ORGANIZATION AND PLAN OF MERGER AND CAPITALIZATION

Organization

Berkshire Bancorp Inc. ("Berkshire" or the "Company"), a Delaware corporation, is a bank holding company registered under the Bank Holding Company Act of 1956. Berkshire's principal activity is the ownership and management of its wholly owned subsidiary, The Berkshire Bank (the "Bank"). In fiscal 1999, the Company changed its name to Berkshire Bancorp Inc. from Cooper Life Sciences, Inc.

The Bank, a New York State chartered commercial bank, was established in 1989 to provide highly personalized services to high net worth individuals and to small and mid-sized commercial businesses primarily from the New York City metropolitan area. In March 2001, we expanded our customer base and market area with the acquisition of GSB Financial Corporation. The Bank's main office is in mid-town Manhattan. It has one branch in Brooklyn, NY, one branch in downtown Manhattan and four branches in Orange and Sullivan Counties in New York state.

The Bank competes with other banking and financial institutions in its markets. Commercial banks, savings banks, savings and loan associations, mortgage bankers and brokers, and credit unions actively compete for deposits and loans. Such institutions, as well as consumer finance, mutual funds, insurance companies, and brokerage and investment banking firms may be considered to be competitors of the Bank with respect to one or more of the services provided by the Bank.

The Company and the Bank are subject to the regulations of certain state and federal agencies and, accordingly, are periodically examined by those regulatory authorities. As a consequence of such regulation of banking activities, the Bank's business may be affected by state and federal legislation.

Prior to the acquisition of the Bank on January 4, 1999, Berkshire has not been engaged in any operating activities since October 1994 when it disposed of its majority interest in a company engaged in mortgage banking.

Mergers and Acquisitions

On March 30, 2001, Berkshire completed its acquisition of GSB Financial Corporation ("GSB Financial"). As a result, GSB Financial merged with and into Berkshire and Goshen Savings Bank ("Goshen Bank") merged with and into The Berkshire Bank. Under the terms of the merger, each share of GSB Financial common stock was redeemed for $20.75, or converted into 0.6027 shares of Berkshire's common stock. The stock component of the transaction represented 50.1% of the total consideration, while the cash component represented 49.9%. The right of the GSB Financial stockholders to elect to receive stock or cash was subject to allocation procedures. Based upon such election and allocation procedures, 978,032 shares of GSB Financial common stock were converted into 589,460 shares of Berkshire common stock, and 974,338 shares of GSB Financial common stock were purchased for $20.75 per share, totaling approximately $20.2 million.

This transaction was accounted for under the purchase method of accounting and accordingly, the results of operations of the Company for the year ended December 31, 2001, include only the results of operations of GSB Financial from April 1, 2001 through December 31, 2001. The acquisition resulted in the recording of approximately $7.5 million of goodwill, which, through December 31, 2001, has been amortized on a straight-line basis over 15 years.

The following represents the unaudited pro forma financial information of the Company as if the acquisition occurred on the first date of the periods indicated. The pro forma information should be read in conjunction with the related historical information and is not necessarily indicative of the results that would have been attained had the transaction actually taken place.

Note A - (continued)

	For The Year Ended December 31,	
	2001	2000
	(In thousands)	
Interest income	$ 31,499	$ 26,019
Interest Expense	15,396	12,227
Net interest income	16,103	13,792
Provision for loan losses	547	190
Non-interest income	1,696	15,321
Non-interest expense	11,007	8,916
Net income	$ 3,427	$ 12,531

On January 4, 1999 Berkshire completed its acquisition of Berkshire Bank. Berkshire acquired 100% of the outstanding shares of the Bank's common stock for $10.50 per share in cash, a purchase price of approximately $25.2 million. In connection with this transaction, the Bank became a wholly owned subsidiary of Berkshire.

This transaction was accounted for under the purchase method of accounting and accordingly, the results of operations of the Company for the year ended October 31, 1999, include only the results of operations of the Bank from the date of acquisition, January 4, 1999, through October 31, 1999. The acquisition resulted in the recording of approximately $14.6 million of goodwill, which is being amortized on a straight-line basis over 20 years.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. **Basis of Financial Statement Presentation**

The consolidated financial statements include the accounts of Berkshire Bancorp and its wholly owned subsidiaries, Greater American Finance Group, Inc. ("GAFG") and The Berkshire Bank (the "Bank"), (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

On December 10, 1999, the Board of Directors of the Company approved a change in the Company's fiscal year from October 31 to December 31. This change was effective December 31, 1999.

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to the allowance for loan losses and goodwill. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

NOTE B - (continued)

Substantially all outstanding goodwill resulted from the acquisition of The berkshire bank and Goshen Savings bank, depository institutions concentrating in the New York City and Orange and Sullivan County communities, respectively. As the result of the market penetration in these New York areas, the Company had formulated its own strategy to create such a market role. Accordingly, implicit in the purchase of these franchises was the acquisition of that role. However, if such benefits, including new business, are not derived or the Company changes its business plan an impairment may be recognized.

SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether that information is used in making operating decisions.

The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

2. Investment Securities

The Company accounts for its investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This standard requires investments in securities to be classified in one of three categories: held to maturity, trading or available for sale. Investments for which management has both the ability and intent to hold to maturity, are carried at cost, adjusted for the amortization of premiums and accretion of discounts computed by the interest method. Investments which management believes may be sold prior to maturity due to changes in interest rates, prepayment risk and equity, liquidity requirements or other factors, are classified as available for sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, and reported as a separate component of stockholders' equity and excluded from the determination of net income. Gains or losses on disposition are based on the net proceeds and cost of the securities sold, adjusted for amortization of premiums and accretion of discounts, using the specific identification method.

NOTE B - (continued)

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was amended in June, 1999 by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and in June, 2000, by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (collectively SFAS 133). SFAS 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS 133 an entity may designate a derivative as a hedge of exposure to either changes in: (a) fair value of a recognized asset or liability or firm commitment, (b) cash flows of a recognized or forecasted transaction, or (c) foreign currencies of a net investment in foreign operations, firm commitments, available-for-sale securities or a forecasted transaction. Depending upon the effectiveness of the hedge and/or the transaction being hedged, any changes in the fair value of the derivative instrument is either recognized in earnings in the current year, deferred to future periods, or recognized in other comprehensive income. Changes in the fair value of all derivative instruments not recognized as hedge accounting are recognized in current year earnings. SFAS 133 is required for all fiscal quarters or fiscal years beginning after June 15, 2000. The Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a material impact on the Company's consolidated financial position or results of operations.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," replacing SFAS No. 125. This new statement revises the standard for accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. The new standard is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The standard provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company adopted SFAS 140 on April 1, 2001 and the adoption did not have a material impact upon the Company's consolidated financial statements.

3. **Loans and Allowance for Loan Losses**

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal and are net of unearned discount, unearned loan fees and an allowance for credit losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loan principal considered to be uncollectible by management is charged against the allowance for credit losses. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the loan portfolio. The evaluation takes into consideration such factors as changes in the nature and size of the loan portfolio, overall portfolio quality, specific problem loans, and current and future economic conditions which may affect the borrowers' ability to pay. The evaluation details historical losses by loan category, the resulting loss rates for which are projected at current loan total amounts.

Interest income is accrued as earned on a simple interest basis. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on such non-accrual status, all accumulated accrued interest receivable

NOTE B - (continued)

applicable to periods prior to the current year is charged off to the allowance for loan losses. Interest which had accrued in the current year is reversed out of current period income. Loans 90 days or more past due and still accruing interest must have both principal and accruing interest adequately secured and must be in the process of collection.

The Company accounts for its impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral-dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," replacing SFAS No. 125. This new statement revises the standard for accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. The new standard is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The standard provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company adopted SFAS 140 on April 1, 2001 and the adoption did not have a material impact upon the Company's consolidated financial statements.

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with US GAAP. The adoption of SAB No. 102 is not expected to have a material impact on the Company's financial position or results of operations.

4. Bank Premises and Equipment

Bank premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

5. Other Real Estate Owned

Other real estate owned, representing property acquired through foreclosure, is recorded at the lower of cost or estimated fair market value, less costs of disposal. When property is acquired, the excess, if any, of the loan balance over fair market value is charged to the allowance for loan losses. Periodically thereafter, the asset is reviewed for subsequent declines in the estimated fair market value. Subsequent declines, if any, and holding costs, as well as gains and losses on subsequent sale, are included in the consolidated statements of operations.

Note B - (continued)

6. **Goodwill**

Goodwill resulting from the acquisition of the Berkshire Bank and GSB Financial has been amortized on a straight-line basis over approximately 20 years. Amortization expense for the years ended December 31, 2001 and 2000, the two months ended December 31, 1999 and the year ended October 31, 1999, was approximately $935,000, $635,000, $122,000 and $608,000, respectively.

On June 29, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. SFAS No. 142 will be effective for fiscal years beginning after December 31, 2001 and early adoption is not permitted except for business combinations entered into after June 30, 2001. Upon adoption of SFAS 142, on January 1, 2002, the Company will no longer amortize goodwill, thereby eliminating annual amortization expense of approximately $1.0 million.

7. **Income Taxes**

The Company accounts for income taxes under the provisions of SFAS No. 109 - "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are allowance for loan losses, deferred loan fees, deferred compensation and securities available for sale.

8. **Net Income Per Share**

The Company follows the provisions of SFAS No. 128, "Earnings Per Share," which eliminated primary and fully dilutive earnings per share and requires presentation of basic and dilutive earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

9. **Employee Benefit Plans**

The Company follows SFAS No. 123 "Accounting for Stock Based Compensation," This statement introduced a method of accounting for employee stock-based compensation plans based upon the fair value of the awards on the date they are granted. Under this fair value based method, public companies estimate the fair value of stock options using a pricing model, such as the Black-Scholes model, which requires inputs such as the expected volatility of the stock price and an estimate of the dividend yield over the option's expected life. The FASB, however, does not require the use of this method. Entities that continue to account for stock option plans under the existing method (APB No. 25) are required to disclose proforma net income and earnings per share, as if the fair value method had been used.

Note B - (continued)

10. **Cash Equivalents**

The Company considers all highly liquid debt investments purchased with an original maturity of three months or less, and amounts due from brokers to be cash equivalents.

11. **Restrictions on Cash and Due From Banks**

The Bank is required to maintain reserves against customer demand deposits by keeping cash on hand or balances with the Federal Reserve Bank in a non-interest bearing account. The amounts of those reserve and cash balances was approximately $900,000, $1,032,000 and $1,169,000 at December 31, 2001, 2000 and 1999, respectively.

12. **Comprehensive Income**

The Company follows the provisions of SFAS No. 130, "Reporting Comprehensive Income." This standard establishes standards for reporting omprehensive income, which includes net income as well as certain other items, which results in a change to equity during the period. (In thousands.)

	Year Ended December 31, 2001		
	Before tax amount	Tax (expense) benefit	Net of tax Amount
Unrealized gains (losses) on investment securities:			
Unrealized holding (losses) arising during period	$ 357	$ (171)	$ 186
Less reclassification adjustment for gains realized in net income	637	(255)	382
Other comprehensive loss, net	$ (280)	$ 84	$ (196)

	Year Ended December 31, 2000		
	Before tax amount	Tax (expense) benefit	Net of tax Amount
Unrealized gains (losses) on investment securities:			
Unrealized holding gains arising during period	$ 4,898	$ (1,435)	$ 3,463
Less reclassification adjustment for gains realized in net income	13,288	(5,315)	7,973
Other comprehensive loss, net	$ (8,390)	$ 3,880	$ (4,510)

Note B - (continued)

	For The Two Months Ended December 31, 1999		
	Before tax amount	Tax (expense) benefit	Net of tax Amount
Unrealized gains on investment securities:			
Unrealized holding gains arising during period	$ 6,986	$ (2,640)	$ 4,346
Less reclassification adjustment for gains realized in net income	3,109	(1,244)	1,865
Other comprehensive income, net	$ 3,877	$ (1,396)	$ 2,481

	Year Ended October 31, 1999		
	Before tax amount	Tax (expense) benefit	Net of tax Amount
Unrealized gains on investment securities:			
Unrealized holding gains arising during period	$ 10,860	$ (4,344)	$ 6,516
Less reclassification adjustment for gains realized in net income	7,622	(3,049)	4,573
Other comprehensive income, net	$ 3,238	$ (1,295)	$ 1,943

13. **Reclassifications**

Certain amounts in the December 31, 2000 and 1999 financial statements have been reclassified to conform to the current period's presentation.

NOTE C - INVESTMENT SECURITIES

The following is a summary of held to maturity investment securities:

	December 31, 2001			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(In thousands)		
Investment securities				
U.S. Government Agencies	$ 1,613	$ 8	$ (23)	$ 1,598
Totals	$ 1,613	$ 8	$ (23)	$ 1,598

Note C - (continued)

	December 31, 2000			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities				
U.S. Government Agencies	296	--	(2)	294
Corporate notes	20,455	--	(47)	20,408
Totals	$20,751	$ --	$ (49)	$ 20,702

The following is a summary of available-for-sale investment securities:

	December 31, 2001			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities				
U.S. Treasury and Notes	$ 30,012	$ 34	$ (8)	$ 30,038
U.S. Government Agencies	170,610	589	(1,043)	170,156
Mortgage-backed securities	2,493	6	--	2,499
Corporate notes	751	1	(113)	639
Marketable equity securities and other	37,547	87	--	37,634
Totals	$241,413	$ 717	$(1,164)	$240,966

	December 31, 2000			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities				
U.S. Treasury and U.S. Government Agencies	$ 86,064	$ 76	$ (188)	$ 85,952
Mortgage-backed securities	4,208	--	(9)	4,199
Corporate notes	1,654	9	(350)	1,313
Marketable equity securities and other	4,813	150	(118)	4,845
Totals	$ 96,739	$ 235	$ (665)	$ 96,309

Note C - (continued)

The amortized cost and fair value of investment securities available for sale and held to maturity, by contractual maturity, at December 31, 2001 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001			
	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Due in one year or less	$ 50	$ 50	$ 136	$ 138
Due after one through five years	103,511	103,796	--	--
Due after five through ten years	55,179	54,997	190	190
Due after ten years	48,492	47,939	1,287	1,270
Marketable equity securities and other	34,181	34,185	--	--
Totals	$241,413	$240,966	$ 1,613	$ 1,598

Proceeds from the sales of investment securities and gross gains realized on such sales for the years ended December 31, 2001 and 2000 and for the two month period ending December 31, 1999 were $637,000, $13.29 million and $3.11 million, respectively. Losses were not material for these periods.

As of December 31, 2001 and 2000, investment securities with a book value of approximately $56,750,000 and $23,428,000, respectively, were pledged to secure public deposits and for other purposes as provided by law. As of December 31, 2001 and 2000, the Company did not have any investment securities of any one issuer where the carrying value exceeded 10% of shareholders' equity.

Common Stock of Executone Information Systems, Inc.

In 1995, Unistar Gaming Corp. ("UGC") acquired Unistar Entertainment, Inc., a privately held Colorado corporation ("Unistar"). As a result of the acquisition, approximately 27.5% of the outstanding Common Stock of UGC (the "UGC Common Stock") was owned by the Company, and approximately 72.5% of the UGC Common Stock was owned by the former stockholders of Unistar. Unistar held an exclusive contract with the Coeur d'Alene Indian Tribe in Idaho to develop and manage what would be the first national lottery in the United States. The shares of UGC Common Stock which were owned by the Company were purchased for approximately $5 million comprised primarily of cash, portfolio securities and a note payable. In December 1995, the Company increased its stake in UGC to approximately 31.5% by purchasing an additional 400,000 shares of UGC Common Stock from a UGC stockholder for a cash purchase price of $.50 per share.

In December 1995, the Company sold its minority equity interest in Unistar Gaming Corp. ("UGC") to Executone, a Virginia corporation whose common stock trades on the NASDAQ National Market System. The Company's investment in UGC was approximately $5.2 million.

In exchange for its interest in UGC, the Company received shares of Executone Common Stock, all of which were sold in open market transactions during 1998, and shares of Executone Series A and Series B Preferred Stock (the "Executone Preferred Stock"). In 1997, the Company fully reserved the carrying value, approximately $2.1 million, of its shares of Executone Preferred Stock and recorded a deferred tax asset of $925,000.

Note C - (continued)

In March 1999, Executone exercised its right to redeem and convert the Executone Preferred Stock into Executone Common Stock and on April 6, 1999, in exchange for its shares of Executone Preferred Stock, the Company received 4,193,204 shares of Executone Common Stock with a market value of approximately $17.7 million.

At December 31, 2001, 2000 and 1999, the Company owned 130,000 shares, 130,000 shares and 1,792,106 shares, respectively, of Executone Common Stock which have been classified as available-for-sale securities. At December 31, 2001, 2000 and 1999, the unrealized gain of approximately $2,200, $39,000, $5.8 million, net of deferred taxes of approximately $1,500, $26,000 and $3.9 million, respectively, have been recorded as a component of other accumulated comprehensive income.

NOTE D - LOANS

Major classifications of loans are as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Commercial and professional loans	$ 19,130	$ 9,419
Secured by real estate		
1 - 4 family	165,195	25,677
Multi family	11,186	4,765
Non-residential	51,893	34,968
Consumer	4,689	229
Other	140	565
	252,233	75,623
Allowance for loan losses	(2,030)	(1,108)
	$250,203	$ 74,515

Changes in the allowance for loan losses are as follows:

	For The Year Ended		For The Two Months Ended	For The Year Ended
	December 31, 2001	December 31, 2000	December 31, 1999	October 31, 1999
		(In thousands)		
Balance at beginning of year	$ 1,108	$ 923	$ 905	$ --
Provision charged to operations	287	55	10	45
Loans charged off	97	--	--	--
Recoveries	41	130	8	69
Acquisition of GSB Financial Corp	691	--	--	791
Balance at end of year	$ 2,030	$ 1,108	$ 923	$ 905

Note D - (continued)

The Company had $9,000 and $0 non accrual loans as of December 31, 2001 and 2000, respectively. The Company did not have any impaired loans as of December 31, 2001 and 2000. The Company had approximately $58,000 and $0 of loans past due more than 90 days and still accruing interest as of December 31, 2001 and 2000, respectively. The Bank has entered into lending transactions in the ordinary course of business with directors, executive officers, principal stockholders and affiliates of such persons on the same terms as those prevailing for comparable transactions with other borrowers. At December 31, 2001, loans to these related parties amounted to $9.6 million, were current as to principal and interest payments, and do not involve more than normal risk of collectibility. An analysis of activity in loans to related parties at December 31, 2001, resulted in new loans of $1.3 million and repayments of approximately $84,000.

NOTE E - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	Estimated useful lives	December 31, 2001	December 31, 2000
		(In thousands)	
Land	Indefinite	$ 1,817	$ --
Buildings	39 years	838	--
Furniture and equipment	3 to 10 years	1,594	969
Leasehold improvements	2 to 10 years	585	316
Construction in progress		3,765	--
		8,599	1,285
Accumulated depreciation and amortization		(1,153)	(904)
Total		$ 7,446	$ 359

Depreciation expense was approximately $249,000 and $104,000 for the years ended December 31, 2001 and 2000, respectively, $22,000 for the two months ended December 31, 1999 and $105,000 for the year ended October 31, 1999.

NOTE F - DEPOSITS

The aggregate amount of jumbo certificates of deposits greater than $100,000 were $68,881,000 and $55,319,000 as of December 31, 2001 and 2000, respectively.

The scheduled maturities of all certificates of deposit are as follows:

	December 31, 2001
	(In thousands)
2002	$178,262
2003	21,397
2004	214
2005	78
	$199,951

NOTE G - BORROWINGS

Short-Term Borrowings Securities sold under agreements to repurchase generally mature within 30 days from the date of the transactions. Short-term borrowings consist of various borrowings which generally have maturities of less than one year. The details of these categories are presented below:

	Year Ended December 31,	
	2001	2000
	(Dollars in Thousands)	
Securities sold under repurchase agreements and federal funds purchased		
Balance at year-end	$ 53,756	$ 23,127
Average during the year	$ 13,372	$ 12,367
Maximum month-end balance	$ 53,756	$ 24,495
Weighted average rate during the year	3.62%	5.85%
Rate at December 31	1.67%	5.75%

Long-Term Borrowings At December 31, 2001, advances from the Federal Home Loan Bank ("FHLB") totaling $42,278,000 will mature within one to ten years and are reported as long-term borrowings. The advances are collateralized by FHLB stock and certain first mortgage loans. The advances had a weighted average rate of 4.59%. Unused lines of credit at the FHLB were $47,764,800 and $18,457,300 at December 31, 2001 and 2000, respectively.

Outstanding borrowings mature as follows (in thousands):

Year	Amount
2002	$15,000
2003	500
2004	--
2005	1,000
2006	9,778
Thereafter	16,000
Total	$42,278

NOTE H - EARNINGS PER SHARE

The Company's calculation of earnings per share in accordance with SFAS No. 128 is as follows:

	Year Ended December 31, 2001 (in thousands, except per share data)		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 3,299	2,326	$ 1.41
Effect of dilutive securities Options	--	10	.--
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 3,299	2,336	$ 1.41

Note H - (continued)

Options to purchase 119,375 shares of common stock for $30.00 to $38.00 per share were outstanding during the year ended December 31, 2001. These options were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price for the Company's common stock during this period.

	Year Ended December 31, 2000 (in thousands, except per share data)		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 12,066	2,095	$ 5.76
Effect of dilutive securities Options	--	1	.--
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 12,066	2,094	$ 5.76

Options to purchase 48,875 shares of common stock for $31.75 to $38.00 per share were outstanding during the year ended December 31, 2000. These options were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price for the Company's common stock during this period.

	For The Two Months Ended December 31, 1999 (in thousands, except per share data)		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 2,282	2,127	$ 1.07
Effect of dilutive securities Options	--	132	(.06)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 2,282	2,259	$ 1.01

Options to purchase 44,875 shares of common stock for $38.00 per share were outstanding during the two months ended December 31, 1999. These options were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price for the Company's common stock during this period.

Note H - (continued)

	Year Ended October 31, 1999 (in thousands, except per share data)		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 6,540	2,126	$ 3.08
Effect of dilutive securities Options	--	135	(.19)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 6,540	2,261	$ 2.89

NOTE I - INCOME TAXES

The components of income tax expense are as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Two Months Ended December 31, 1999	Year Ended October 31, 1999
Current	$ 1,702,000	$ 8,390,000	$ 46,000	$ 2,689,000
Deferred Taxes (Benefit)	426,000	(1,522,000)	1,402,000	1,402,000
	$ 2,128,000	$ 6,868,000	$ 1,448,000	$ 4,091,000

A reconciliation of the provision for income taxes for the years ended December 31, 2001 and 2000, for the two months ended December 31, 1999 and for the year ended October 31, 1999 and the amount computed by applying the statutory Federal income tax rate to income from continuing operations follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Two Months Ended December 31, 1999	Year Ended October 31, 1999
Computed expected provision for income taxes	$ 1,845,000	$ 6,438,500	$ 1,306,000	$ 3,721,000
Nondeductible expenses, including goodwill	217,000	216,000	49,000	243,000
Other	66,000	214,000	93,000	127,000
Actual provision for income taxes	$ 2,128,000	$ 6,868,000	$ 1,448,000	$ 4,091,000

Note I - (continued)

The tax effect of the principal temporary differences at December 31, 2001, 2000 and 1999 are as follows:

	December 31,		
	2001	2000	1999
Net deferred tax assets			
Net operating losses	$ 107,000	$ 515,000	$ 548,000
Credit carryforwards	--	--	386,000
Loan loss provision	973,000	620,000	427,000
Depreciation	33,000	66,000	--
Other	120,000	(146,000)	(1,828,000)
Unrealized loss (gain) on investment securities	132,000	168,000	(3,535,000)
Net deferred tax asset (liability), included in other assets (liabilities)	$ 1,365,000	$ 1,223,000	$(4,002,000)

As a result of the acquisition of GSB Financial, the Company computed a net deferred tax asset of approximately $556,000 which included a deferred tax liability on unrealized holding gains of $48,000 during 2001.

As of the acquisition date of The Berkshire Bank in January 1999, deferred tax assets of $2,162,000 were recorded, less a $1,812,000 valuation allowance. It was determined that the deferred tax asset was more likely to be realized than not. Accordingly, at October 31, 1999, the deferred tax valuation account and goodwill was reduced by $1,812,000.

NOTE J - ESTIMATED TAX LIABILITIES

The Company was a party to a tax sharing agreement, as amended, (the "Tax Sharing Agreement") with The Cooper Companies, Inc. ("TCC") and Cooper Development Company ("CDC") related to the Cooper Labs, Inc. ("CLI") liquidation on June 27, 1985. The above companies agreed that: (i) in the event that the amount of tax liability, including interest and penalties, shall be ultimately determined to be greater or less than $10,000,000, then such excess or deficiency shall be shared 50%, 25%, and 25% by TCC, CDC, and the Company, respectively, and (ii) they are jointly and severally liable. Since 1985, the Company has adjusted its accrual for interest charges related to potential assessments.

On July 18, 2000, the Company was notified that all remaining issues covered by the Tax Sharing Agreement had been resolved. Based upon the information available and after consultation with its tax advisors, in 2000, the Company reversed approximately $808,000 of reserves deemed no longer necessary.

NOTE K - STOCK PLANS

In March 1999, the stockholder's of the Company approved the 1999 Stock Incentive Plan (the "1999 Stock Incentive Plan"). The 1999 Stock Incentive Plan replaces the 1991 Stock Option Plan For Non-Employee Directors and the 1991 Stock Incentive Plan For Employees (collectively the "1991 Plans"). No further awards may be granted under the 1991 Plans.

The 1999 Stock Incentive Plan permits the granting of awards in the form of nonqualified stock options, incentive stock options, restricted stock, deferred stock, and other stock-based incentives. Up to 200,000 shares of common stock of the Company may be issued pursuant to the 1999 Stock Incentive Plan. Officers, directors and other key employees of the Company or any subsidiary are eligible to receive awards under the 1999 Stock Incentive Plan. At December 31, 2001 and 2000, 81,775 options and 5,000 options, respectively, have been granted under the 1999 Stock Incentive Plan. As of December 31, 2001, 70,721 options were outstanding as a result of the GSB acquisition.

Note K - (continued)

SFAS No. 123 "Accounting for Stock Based Compensation." This statement introduced a method of accounting for employee stock-based compensation plans based upon the fair value of the awards on the date they are granted. Under this fair value based method, public companies estimate the fair value of stock options using a pricing model, such as the Black-Scholes model, which requires inputs such as the expected volatility of the stock price and an estimate of the dividend yield over the option's expected life. The FASB, however, does not require the use of this method. Entities that continue to account for stock option plans under the existing method (APB No. 25) are required to disclose proforma net income and earnings per share, as if the fair value method had been used. Certain additional disclosures are also required, as follows:

A summary of the activity with respect to the 1999 Stock Incentive Plan and the 1991 Plans is as follows:

	December 31,					
	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	50,375	$36.67	212,375	$13.83	212,375	$13.83
Granted	152,496	$27.68	5,000	$31.75	--	
Cancelled	(7,443)	$29.84	(151,000)	$7.21	--	
Exercised	(3,832)	$23.59	(16,000)	$10.08	--	
Outstanding at end of year	191,596	$29.74	50,375	$36.67	212,375	$13.83
Exercisable at end of year	84,799		45,375	$37.21	167,500	$ 7.36
Weighted average fair value of options granted during the year		$ 9.54		$11.14		--

The following table summarizes information about options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding at December 31, 2001	Weighted average exercise price
$14.25	1,500	0.20	$14.25	1,500	$14.25
17.94 - 26.34	60,028	6.59	24.80	31,509	25.05
27.79 - 38.00	130,068	5.02	32.37	51,790	36.13
	191,596			84,799	

Note K - (continued)

The Company's stock option plan has been accounted for under APB Opinion No. 25, and related interpretations. No compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based upon fair value of the options at the grant dates consistent with the requirements of SFAS No. 123, the Company's net income and earnings per share would have been the pro forma amounts indicated below).

		For The Year Ended December 31,		For The Two Months Ended December 31,	For The Year Ended October 31,
		2001	2000	1999	1999
		(In thousands, except per share amounts)			
Net income	As Reported:	$ 3,299	$12,066	$ 2,343	$ 6,540
	Pro Forma:	2,983	11,448	2,333	6,480
Basic earnings per share	As Reported:	1.41	5.76	1.10	3.08
	Pro Forma:	1.28	5.46	1.10	3.04
Diluted earnings per share	As Reported:	1.41	5.76	1.04	2.89
	Pro Forma:	1.28	5.46	1.04	2.87

The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants as of December 31, 2001, 2000 and October 31, 1999, expected volatility of 22%, 25% and 40% respectively, risk-free interest of 5.34%, 6.37% and 6.14% respectively, and expected lives of 5 years for all years.

NOTE L - EMPLOYEE BENEFIT PLANS

1. Retirement Income Plan

In April 1985, the Company adopted its Retirement Income Plan (the "Retirement Plan"), a noncontributory plan covering substantially all full-time, non-union United States employees of the Company. Benefits were based upon a combination of employee compensation and years of service. The Company paid the entire cost of the plan for its employees and funded such costs as they accrued. The Company's funding policy was to make annual contributions within minimum and maximum levels required by applicable regulations. The Company's customary contributions were designed to fund normal cost on a current basis and fund over 30 years the estimated prior service cost of benefit improvements (15 years of annual gains and losses). The projected unit cost method was used to determine the annual cost. Plan assets consist principally of equity and fixed income mutual funds.

Benefit accruals were frozen as of September 15, 1988, resulting in a plan curtailment. As a result of such curtailment, the Company did not accrue benefits for future services; however, the Company did continue to contribute as necessary for any unfunded liabilities. In 2000, the Company reinstated the Retirement Plan to cover substantially all full-time, non-union United States employees of the Company.

Assumptions used in the accounting were:

	December 31,	
	2001	**2000**
Discount rates-liability	7.50%	7.50%
Long-term rate of return-assets	8.50%	8.50%

Note L - (continued)

A summary of the components of net periodic pension cost for the years ended December 31, 2001 and 2000, two months ended December 31, 1999 and year ended October 31, 1999 is as follows:

	December 31,			October 31,
	2001	2000	1999	1999
Service cost-benefits earned during the period	$ 68,214	$ 50,075	$ --	$ --
Interest cost on projected benefit obligation	103,364	98,525	14,284	85,706
Expected return on plan assets	(177,560)	(184,740)	(20,784)	(124,703)
Net amortization and deferral	10,913	(5,121)	478	2,870
Net pension cost/(income) of defined benefit plan	$ 4,931	$(41,261)	$ (6,022)	$ (36,127)

The following table sets forth the funded status and amounts recognized in the Company's balance sheet for its defined benefit plan at December 31, 2001 and 2000:

	December 31,	
	2001	2000
Actuarial present value of vested accumulated benefit obligations	$ 1,413,923	$ 1,339,103
Actuarial present value of accumulated benefit obligations	1,416,491	1,339,103
Projected benefit obligations	$(1,496,907)	$(1,413,542)
Fair value of plan assets	1,809,700	2,141,792
Excess of projected benefit obligation over fair value of plan assets	312,793	728,250
Unrecognized prior service cost	194,354	212,724
Unrecognized net loss/(gain)	102,293	(326,603)
Adjustment required to recognize minimum liability	0	0
Prepaid pension cost, included in other assets	$ 609,440	$ 614,371

Note L - (continued)

2. Former Goshen Bank Pension Plan

The Bank, as successor to Goshen Bank, had a non-contributory defined benefit pension plan covering substantially all of its employees. In the fourth quarter of 2000, the Goshen Bank froze its defined benefit pension plan and provided that there would be no further accruals under the plan.

	December 31, 2001 (In thousands)
Change in benefit obligation	
Benefit obligation at beginning of year	$ 1,116
Service cost	--
Interest cost	85
Actual loss	81
Benefits paid	(89)
Benefits obligations at end of year	1,193
Change in plan assets	
Fair value of plan assets at beginning of year	1,518
Actual return on plan assets	(127)
Employer contribution	7
Benefits paid	(89)
Fair value of plan assets at end of year	1,309
Funded status	116
Unrecognized net actuarial loss	80
Prepaid benefit cost (included in other assets)	$ 196

Net pension cost included the following components:

	Year Ended December 31, 2001 (In thousands)
Service cost	$ --
Interest cost on projected benefit obligation	85
Expected return on plan assets	(99)
Purchase accounting change	61
Net periodic benefit cost	$ 47

The assumed discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 8.00% in 2001.

Note L - (continued)

3. Postretirement Welfare Plan

In addition to pension benefits, the Bank, as successor to Goshen Bank provides certain health care and life insurance benefits for retired employees and their spouses. The postretirement health care and life insurance benefits plan was terminated for persons retiring after December 31, 1998. Eligible employees retired on or before that date will have benefits paid through the plan under the agreed upon terms existing at the employee's retirement date.

	December 31, 2001
	(In thousands)
Change in benefit obligation	
Benefit obligation at beginning of year	$ 667
Service cost	--
Interest cost	51
Actual gain	48
Benefits paid	(54)
Benefits obligation at end of year	711
Change in plan assets	
Fair value of plan assets at beginning of year	--
Actual return on plan assets	--
Employer contribution	54
Benefits paid	(54)
Fair value of plan assets at end of year	--
	(711)
Funded status	
Unrecognized net actuarial gain	4
Accrued benefit cost (included in other liabilities)	$ 708

Net benefit cost included the following components:

	Year Ended December 31, 2001
	(In thousands)
Service cost	$ --
Interest cost on projected benefit obligation	51
Actual return on plan assets	--
Net periodic benefit cost	$ 51

The assumed discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 8.00& in 2001.

Note L - (continued)

4. 401(k) Plans

The Bank has a 401(k) plan in which employees can contribute up to 15% of thei salary. The Bank also matches 50% of the employee contribution up to a maximum of 3% of the employee's salary.

Goshen Bank had a 401(k) profit sharing plan which covered substantially all employees of the Goshen Bank prior to the acquisition by Berkshire. Each employee could contribute up to 10% of their salary. Goshen Bank matched 100% of the employee contribution up to a maximum of 3% of the employee's salary. This plan was terminated and merged into the Bank's plan effective October 2001.

The expense was $57,000 for both the Bank and Goshen Bank plans for the year ended December 31, 2001 and $29,000 and $21,000 for the Bank plan for the years ended December 31, 2000 and 1999, respectively.

5. Deferred Compensation Arrangements

GSB Financial and Goshen Bank established deferred compensation arrangements for certain directors and executives. These deferred compensation arrangements were terminated as a result of the acquisition. At December 31, 2001, the balance accumulated under these arrangements was approximately $242,000 and will be paid out when the individual (i) ceases to be a director and/or executive of the Company; (ii) attains the age of 75; or (iii) specifies a particular date.

NOTE M - COMMITMENTS AND CONTINGENCIES

1. Leases and Other Commitments

The Company leases certain of its operating facilities under non-cancelable operating leases expiring in 2002 through 2006. The leases require payment by the Company of the real estate taxes and insurance on the leased properties. Approximate future minimum annual rental payments are as follows:

Year Ending December 31,	(In thousands)
2002	$ 610,000
2003	612,000
2004	625,000
2005	496,000
2006	92,000
	$2,435,000

Rental expense was approximately $717,000 and $335,000 for the fiscal years ended December 31, 2001 and 2000, respectively, $70,000 for the two months ended December 31, 1999 and $278,000 for the year ended October 31, 1999. Included in rental expense was approximately $18,000 for the fiscal years ended December 31, 2001 and 2000 and $3,000 for the two months ended December 31, 1999, which was paid to a company affiliated with a director of the Company.

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, the Company had to use significant estimations and present value calculations to prepare this disclosure.

Note N - (continued)

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Company using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 2001 and 2000 are outlined below.

For cash and cash equivalents, the recorded book values of $10.38 million and $36.37 million at December 31, 2001 and 2000, respectively, approximate fair values. The estimated fair values of investment securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

	December 31,			
	2001		2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(In thousands)			
Investment securities	$242,579	$242,564	$117,060	$117,011
Loans, net of unearned income	252,233	289,482	75,623	75,623
Time Deposits	199,951	200,237	55,319	55,319

The net loan portfolio at December 31, 2001 and 2000 has been valued using a present value discounted cash flow where market prices were not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value of accrued interest approximates fair value.

The estimated fair values of demand deposits (i.e. interest (checking) and non-interest bearing demand accounts, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). The carrying amount of accrued interest payable approximates its fair value.

The fair values of the securities sold under agreements to repurchase and other long-term borrowings totaling $96.03 million and $24.63 million are estimated to approximate their recorded book balances at December 31, 2001 and 2000, respectively.

The fair value of commitments to extend credit is estimated based upon the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based upon the amount of unearned fees plus the estimated cost to terminate letters of credit. Fair values of unrecognized financial instruments, including commitments to extend credit, and the fair value of letters of credit are considered immaterial.

The fair value of interest rate caps are based upon the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties. The aggregate fair value for the interest rate caps are approximately $22,000 and $113,000 at December 31, 2001 and 2000, respectively.

NOTE O - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk. The approximate contract amounts are as follows:

	December 31,	
	2001	2000
	(In thousands)	
Commitments to extend credit	$ 7,718	$10,447
Standby letters of credit and financial guarantees written	529	2,712
	$ 8,247	$13,159
Interest rate caps-notional amount	$20,000	$20,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2001 varies up to 100%.

The Bank grants loans primarily to customers in New York and its immediately adjacent suburban. Although the Bank has a diversified loan portfolio, a large portion of their loans are secured by commercial or residential real property. The Bank does not generally engage in non-recourse lending and typically will require the principals of any commercial borrower to obligate themselves personally on the loan. Although the Bank has a diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economic sector. Commercial and standby letters of credit were granted primarily to commercial borrowers.

Note O - (continued)

The Bank has entered into interest rate cap agreements in order to hedge its exposure to interest rate fluctuations. The unamortized cost of these agreements is included in the balance sheet in other assets.

NOTE P - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that, as of December 31, 2001, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the Bank met all regulatory requirements for classification as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that date that management believes have changed the institution's category.

The following table sets forth the actual and required regulatory capital amounts and ratios of, the Company and the Bank as of December 31, 2001 and 2000 (dollars in thousands):

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001						
Total Capital (to Risk-Weighted Assets)						
Company	79,867	20.5%	20,097	≥8.0%	--	N/A
Bank	48,110	20.4%	18,841	≥8.0%	23,551	≥10.0%
Tier I Capital (to Risk-Weighted Assets)						
Company	77,837	31.0%	10,048	≥4.0%	--	N/A
Bank	46,080	19.6%	9,421	≥4.0%	14,130	≥6.0%
Tier I Capital (to Average Assets)						
Company	77,837	20.5%	15,194	≥4.0%	--	N/A
Bank	46,080	9.6%	19,190	≥4.0%	23,988	≥5.0%

Note P - (continued)

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2000						
Total Capital (to Risk-Weighted Assets)						
Company	$68,848	53.4%	$10,302	≥8.0%	$ --	N/A
Bank	16,249	13.8%	9,397	≥8.0%	11,746	≥10.0%
Tier I Capital (to Risk-Weighted Assets)						
Company	67,740	52.6%	5,155	≥4.0%	--	N/A
Bank	15,141	12.9%	4,699	≥4.0%	7,048	≥6.0%
Tier I Capital (to Average Assets)						
Company	67,740	35.0%	7,751	≥4.0%	--	N/A
Bank	15,141	8.5%	7,151	≥4.0%	8,938	≥5.0%

NOTE Q - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The condensed financial information for Berkshire Bancorp Inc. (parent company only) is as follows:

CONDENSED BALANCE SHEETS
(In Thousands)

	December 31, 2001	December 31, 2000
ASSETS		
Cash	$ 16,449	$ 39,797
Equity investment in subsidiaries	64,225	27,849
Investment in securities available for sale	3,993	3,995
Loans	6,478	7,943
Accrued interest receivable	37	66
Premises and equipment	3,764	--
Other assets	1,371	935
Total assets	$ 96,317	$ 80,585
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 325	$ 1,478
Stockholders' equity		
Common stock	256	256
Additional paid-in capital	89,914	78,549
Retained earnings	11,053	8,352
Accumulated other comprehensive (loss) income, net	(281)	(85)
Less: Common stock in treasury, at cost	(4,950)	(7,965)
Total stockholders' equity	95,992	79,107
	$ 96,317	$ 80,585

NOTE Q - (continued)

CONDENSED STATEMENTS OF INCOME
(In Thousands)

	For The Year Ended December 31, 2001	For The Year Ended December 31, 2000	For The Two Months Ended December 31, 1999	For The Year Ended October 31, 1999
INCOME				
Interest income from the Bank	$ 836	$ 1,750	$ 287	$ 1,153
Interest income	1,079	2,011	190	1,138
Gain on sales of investment securities	31	13,288	3,110	7,634
Other income (loss)	(92)	759	--	130
Total income	1,854	17,808	3,587	10,055
EXPENSES				
Salaries and employee benefits	217	111	25	143
Other expenses	661	648	35	440
Total expenses	878	759	60	583
Income before income taxes and equity in undistributed net income of the Bank	976	17,049	3,527	10,472
Equity in undistributed net income of the Bank	2,199	723	185	1,060
Income before taxes	3,175	17,772	3,712	11,532
Provision (benefit) for income taxes	(124)	5,706	1,430	4,992
Net income	$ 3,299	$ 12,066	$ 2,282	$ 6,540

NOTE Q - (continued)

CONDENSED STATEMENTS OF CASH FLOWS
(In Thousands)

	For The Year Ended December 31, 2001	For The Year Ended December 31, 2000	For The Two Months Ended December 31, 1999	For The Year Ended October 31, 1999
Operating activities:				
Net income	$ 3,299	$ 12,066	$ 2,282	$ 6,540
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Gain on sales of investment securities	(31)	(13,288)	(3,110)	(7,643)
Equity in undistributed net income of the Bank	(2,199)	(723)	(185)	(1,060)
(Increase) in deferred taxes	--	--	--	(1,402)
Increase (decrease) in other liabilities	(1,153)	(5,932)	2,328	6,583
(Increase) decrease in other assets	3,624	(445)	(351)	920
Net cash provided by (used in) operating activities	3,540	(8,322)	964	3,947
Investing activities:				
Investment in subsidiaries and affiliates	--	(390)	--	(25,216)
Cash paid for acquisition	(20,222)	--	--	--
Proceeds from sales of common stock	--	13,267	3,110	7,634
Investment securities available for sale				
Purchases	--	--	(2,435)	(17,178)
Sales	1,124	4,421	--	--
Net decrease in loans	1,465	1,927	--	--
Purchase of premises and equipment	(3,764)	--	--	--
Net cash provided by (used in) investing activities	(21,397)	19,290	675	(34,760)
Financing activities:				
Proceeds from exercise of common stock options	90	28	--	9
Acquisition of treasury stock	(4,983)	(5,254)	--	--
Dividends paid	(598)	(1,293)	--	(680)
Net cash (used in) financing activities	(5,491)	(6,519)	--	(671)
Net increase (decrease) in cash and cash equivalents	(23,348)	4,384	1,639	(31,484)
Cash and cash equivalents at beginning of year	39,797	35,413	33,774	65,258
Cash and cash equivalents at end of year	$ 16,449	$ 39,797	$ 35,413	$ 33,774
Supplemental disclosures of cash flow information:				
Cash used to pay income taxes	$ 1,385	$ 6,418	$ --	$ 2,602

NOTE R - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Company which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations. (In thousands, except per share data).

	Three Months Ended			
	March 31	June 30	September 30	December 31
2001				
Interest income	$ 3,728	$ 6,789	$ 7,186	$ 7,238
Interest expense	1,712	3,531	3,435	3,199
Net interest income	2,016	3,258	3,751	4,039
Provision for loan losses	(10)	(37)	(115)	(125)
Gain (loss) on sale of securities	3	480	12	142
Other operating income	165	258	174	189
Other operating expenses	(1,267)	(2,326)	(2,464)	(2,716)
Income before taxes	907	1,633	1,358	1,529
Provision (benefit) for taxes	501	705	714	208
Net income	$ 406	$ 928	$ 644	$ 1,321
Per share data				
Net income per common share				
Basic	$ .21	$ .37	$ .26	$ .57
Diluted	$ .21	$ .37	$ .26	$ .57

	Three Months Ended			
	March 31	June 30	September 30	December 31
2000				
Interest income	$ 3,115	$ 3,536	$ 3,584	$ 3,784
Interest expense	1,027	1,206	1,374	1,577
Net interest income	2,088	2,330	2,210	2,207
Provision for loan losses	(5)	--	(10)	(40)
Gain (loss) on sale of securities	13,079	--	209	--
Other operating income	139	116	934	141
Other operating expenses	(1,137)	(1,456)	(1,103)	(768)
Income before taxes	14,164	990	2,240	1,540
Provision (benefit) for taxes	5,123	468	638	639
Net income	$ 9,041	$ 522	$ 1,602	$ 901
Per share data				
Net income per common share				
Basic	$ 4.25	$ .24	$ .75	$ .52
Diluted	$ 4.25	$ .24	$ .75	$ .52

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

PART III

ITEM 10. Directors and Executive Officers of the Registrant.

The following are the current directors and executive officers of the Company:

Name	Age	Position(s)
Steven Rosenberg	53	President, Director
William L. Cohen	60	Director
Thomas V. Guarino	48	Director
Moses Krausz	61	President of The Berkshire Bank
David Lukens	52	Senior Vice President, Chief Financial Officer of The Berkshire Bank
Moses Marx	66	Director
Randolph B. Stockwell	55	Director

Mr. Rosenberg has served as President and Chief Executive Officer of the Company since March 1999 and as Vice President and Chief Financial Officer since 1990. He also serves as chief administrative officer of the Company. Mr. Rosenberg was elected a director in May 1995. From September 1987 through April 1990, he served as President and Director of Scomel Industries, Inc., a company engaged in international marketing and consulting. Mr. Rosenberg is a director of The Cooper Companies, Inc. (a developer and manufacturer of healthcare products).

Mr. Cohen was elected a director in July 1993. Mr. Cohen served as President, Chief Executive Officer and Chairman of the Board of The Andover Apparel Group, Inc., an apparel manufacturing company, positions he held for more than twenty years.

Mr. Guarino was elected a director in March 2001. He served as a director of Goshen Savings Bank from 1996, and chairman of the Board of Directors of GSB Financial Corporation from April 1998, until the respective mergers of those companies into The Berkshire Bank and the Company in March 2001. Mr. Guarino is the President and Senior Portfolio Manager of the Hudson Valley Investment Advisors, Inc., an investment management and advisory company, a position he has held since 1995. Prior to that, he had been, since 1988, a Vice President of Fleet Investment Advisors, Inc. and was Vice President in charge of investments of Norstar Bank of the Hudson Valley from 1981 to 1988.

Mr. Krausz has held the position of President of The Berkshire Bank since March 1992 and Chief Executive Officer since November 1993. Prior to joining The Berkshire Bank, Mr. Krausz was Managing Director of SFS Management Co., L.P., a mortgage banker, from 1987 to 1992 and was President of UMB Bank and Trust Company, a New York State chartered bank, from 1978 to 1987.

Mr. Lukens has held the position of Senior Vice President and Chief Financial Officer of The Berkshire Bank since December 1999. Prior to joining the Bank, Mr. Lukens was Senior Vice President and Chief Financial officer of First Washington State Bank, a New Jersey commercial bank, from 1994 to 1999 and was Vice President and Controller at the Philadelphia, PA branch of Bank Leumi Le-Israel B.M., an international commercial bank, from 1978 to 1994.

Mr. Marx was elected a director in May 1995. Mr. Marx has been a general partner in United Equities Company (a securities brokerage firm) since 1954 and a general partner in United Equities (Commodities) Company (a commodities brokerage firm) since 1972. He is also President of Momar Corp. (a private investment company). Mr. Marx is a director of The Cooper Companies, Inc.

Mr. Stockwell was elected a director in July 1988. He has been private investor for over ten years. Since April 1999, Mr. Stockwell has served as President of Yachting Systems of America, LLC, a small start-up company. In addition, he served in various capacities with the Community Bank, a commercial bank, from September 1972 to January 1987.

There are no family relationships (whether by blood, marriage or adoption) among any of the Company's current directors or executive officers.

ITEM 11. Executive Compensation

The following table shows the compensation paid in or with respect to each of the last three fiscal years to the individual who served as the Company's Chief Executive Officer for the fiscal ended December 31, 2001, and to each of the other executive officers who were paid more than $100,000 during the fiscal year ended December 31, 2001. Mr. Krausz' compensation prior to the acquisition of The Berkshire Bank by the Company on January 4, 1999 is not included. Mr. Rosenberg was the only officer of the Company during fiscal 1999.

Summary Compensation Table (1)

Name and Principal Position	Year	Annual Compensation		All Other Compensation
		Salary	Bonus	
Steven Rosenberg President, Chief Executive Officer and Chief Financial Officer	2001 2000 1999	$152,500 $125,000 $125,000	$ -- $ -- $ --	$ -- $ -- $ --
Moses Krausz President and Chief Executive Officer of The Berkshire Bank	2001 2000	$330,750 $310,000	$175,000 $175,000	$ 9,300(2) $ 8,665(2)
David Lukens Senior Vice President and Chief Financial Officer of The Berkshire Bank	2001 2000	$115,000 $103,500	$ 24,000 $ 18,000	$ 4,988(3) $ 812(3)

(1) Does not include one employee of The Berkshire Bank, not deemed to be an executive officer of the Company, who was paid $122,000 in fiscal 2000. Does not include the annual retirement credits of 5% of gross wages under the Company's Retirement Income Plan.
(2) Consists of contributions by the Company to a 401(k) account of $5,250 and $5,250 respectively in 2001 and 2000, and income associated with life insurance coverage in excess of $50,000.
(3) Consists of contributions by the Company to a 401(k) account of $4,170 in 2001, and income associated with life insurance coverage in excess of $50,000 in 2001 and 2000.

Option Grants in Last Fiscal Year

On July 31, 2001, Messrs. Rosenberg, Krausz and Lukens were granted options to purchase 10,000 shares, 20,000 shares and 5,000 shares, respectively, of the Company's common stock at $30.00 per share. These options will be exercisable on July 31, 2002 and expire on July 31, 2007.

Aggregated Option Exercises and Fiscal Year-End Option Values

The following table sets forth information concerning options exercised during the fiscal year ended December 31, 2001, and the number of options owned and the value of any in-the-money unexercised options as of December 31, 2001.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at Fiscal Year-End (#) Exercisable /Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/Unexercisable
Steven Rosenberg	-0-	-0-	0 / 10,000	0 / 0
Moses Krausz	-0-	-0-	30,000 / 20,000	0 / 0
David Lukens	-0-	-0-	5,000 / 5,000	0 / 0

Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year end market value of the common stock. An Option is "in-the-money" if the fiscal year end fair market value of the Common Stock exceeds the option exercise price.

Compensation of Directors

Each director who is not an employee of the Company receives monthly fees of $1,000 for serving as a director of the Company and $1,000 for each day during which he participates in a meeting of the Board and, if on a separate day, $500 for each day during which he participates in a meeting of a committee of the Board of which is a member. In addition, see "1999 Stock Incentive Plan" below.

1999 Stock Incentive Plan

The 1999 Stock Incentive Plan permits the granting of awards in the form of nonqualified stock options, incentive stock options, restricted stock, deferred stock, and other stock-based incentives. Up to 200,000 shares of common stock of the Company may be issued pursuant to the 1999 Stock Incentive Plan (subject to appropriate adjustment in the event of changes in the corporate structure of the Company). Officers, directors and other key employees of the Company or any subsidiary are eligible to receive awards under the 1999 Stock Incentive Plan. The option exercise price of all options which are granted under the 1999 Stock Incentive Plan must be at least equal to 100% of the fair market value of a share of common stock of the Company on the date of grant. At March 22, 2002, options to acquire 193,928 shares of common stock have been granted under this plan and 6,072 options are available for future grants.

Retirement Income Plan

In 2000, the Company reinstated its Retirement Income Plan to cover substantially all United States employees of the Company (see Note L).

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of December 31, 2001 with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors as a group.

	Number of Shares	Percent of Class
William Cohen	2,500 (1)	*
Thomas V. Guarino	33,136 (2)	1.4%
Moses Krausz	63,800 (3)	2.6%
David Lukens	10,200 (4)	*
Moses Marx 160 Broadway New York, NY 10038	1,071,920 (5)	45.0%
Steven Rosenberg	20,861 (6)	*
Randolph B. Stockwell	8,000 (7)	*
All executive officers and directors as a group (7 persons)	1,210,417 (8)	49.0%

* Less than 1%

(1) Includes 1,500 shares issuable upon the exercise of options which have been granted to Mr. Cohen under the Company's 1991 Stock Option Plan for Non-Employee Directors and 1999 Stock Incentive Plan.

(2) Includes 14,550 shares issuable upon the exercise of options which have been granted to Mr. Guarino under the Company's 1999 Stock Incentive Plan.

(3) Includes 50,000 shares issuable upon the exercise of options which have been granted to Mr. Krausz under the Company's 1999 Stock Incentive Plan.

(4) Includes 10,000 shares issuable upon the exercise of options which have been granted to Mr. Lukens under the Company's 1999 Stock Incentive Plan.

(5) Includes 1,500 shares issuable upon the exercise of options which have been granted to Mr. Marx under the Company's 1991 Stock Option Plan for Non-Employee Directors and 1999 Stock Incentive Plan. Does not include 53,500 shares owned by Eva and Esther, L.P. of which Mr. Marx has an 80.5% limited partnership interest. Mr. Marx's daughters and their husbands are the general partners of Eva and Esther, L.P.

(6) Includes 10,000 shares issuable upon the exercise of options which have been granted to Mr. Rosenberg under the Company's 1999 Stock Incentive Plan.

(7) Includes 1,500 shares issuable upon the exercise of options which have been granted to Mr. Stockwell under the Company's 1991 Stock Option Plan for Non-Employee Directors and 1999 Stock Incentive Plan.

(8) Includes 89,050 shares of Common Stock which are issuable upon the exercise of outstanding options.

ITEM 13. Certain Relationships and Related Transactions.

In June 1999, the Company made a term loan in the principal amount of $2,000,000 to Pharmaceutical Holdings Corp., a Delaware corporation, ("PHC"), the principal stockholder of which is Momar Corporation ("Momar"). Mr. Moses Marx, a director and principal stockholder of the Company, is the principal stockholder and chief executive officer of Momar. The loan was renewed in June 2000 for a term of one year. In April 2001, the Company made an additional term to PHC in the principal amount of $2,000,000. Such loans were made on substantially the same terms, including interest rate, as those prevailing at that time for comparable loans to unrelated parties and did not involve more than normal risk of collectibility or present other unfavorable features.

In January 2000, the Bank entered into a lease agreement with Bowling Green Associates, LP, the principal owner of which is Mr. Marx, for commercial space to open a bank branch. The Company obtained an appraisal of the market rental value of the space from an independent appraisal firm and management believes that the terms of the lease, including the annual rent paid, $237,000 in fiscal 2001, is comparable to the terms and annual rent that would be paid to non-affiliated parties in a similar commercial transaction for similar commercial space.

In December 1999, the Bank loaned $1,500,000 to Ecogen, Inc., a corporation in which Mr. Marx may be deemed a principal stockholder. The loan was guaranteed by Momar. Contemporaneously with the making of the loan, Momar purchased a 100% interest in such loan on a non-recourse basis for a purchase price equal to the outstanding balance of the loan. The Bank services such loan on behalf of Momar for no additional consideration. Such loan was made on substantially the same terms, including interest rate and collateral, as those prevailing at that time for comparable loans to unrelated parties and did not involve more than normal risk of collectibility or present other unfavorable features.

See Item 1. Business - Transactions With Related Parties and Item 2. Properties for additional information.

PART IV

ITEM 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) Documents filed as part of this Report:

(i) Financial Statements

Report of Independent Certified Public Accountants

Consolidated Balance Sheets as of December 31, 2001 and 2000

Consolidated Statements of Income for the Years Ended December 31, 2001 and 2000, the Two Months Ended December 31, 1999 and the Year Ended October 31, 1999

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2001 and 2000, the Two Months Ended December 31, 1999 and the Year Ended October 31, 1999

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001 and 2000, the Two Months Ended December 31, 1999 and the Year Ended October 31, 1999,

Notes to Consolidated Financial Statements

(ii) Financial Statement Schedules

Schedule Number	Description

None

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

(iii) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization, dated as of August 16, 2000, by and between Berkshire Bancorp Inc., Greater American Finance Group, Inc., The Berkshire Bank, GSB Financial Corporation and Goshen Savings Bank (incorporated by reference to the Companies Registration Statement on Form S-4 dated October 13, 2000.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 30, 1999).
3.2	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated March 30, 1999).
10.1	Stock Incentive Plan for Non-Employee Directors of the Company (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended October 31, 1991).
10.2	1999 Stock Incentive Plan of the Company (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K dated March 30, 1999).
10.3	Employment Agreement, dated May 1, 1999, between The Berkshire Bank and Moses Krausz (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000).
10.4	Employment Agreement, dated January 1, 2001, between The Berkshire Bank and David Lukens (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000).

10.5 Lease Agreement, dated October 26, 1999, between Braun Management, Inc. as agent for Bowling Green Associates, L.P., and The Berkshire Bank (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2001).

10.6 Amendment No. 1 to Employment Agreement, dated August 1, 2001, by and between The Berkshire Bank and Moses Krausz (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2001).

21. Subsidiaries of the Company.

23. Consent of Independent Certified Public Accountant

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BERKSHIRE BANCORP INC.

By: /s/ Steven Rosenberg
Steven Rosenberg
President, (Chief Executive Officer)

Date: March 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steven Rosenberg Steven Rosenberg	President, (Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer); Director	March 25, 2002
/s/ William Cohen William Cohen	Director	March 25, 2002
/s/ Thomas V. Guarino Thomas V. Guarino	Director	March 25, 2002
/s/ Moses Marx Moses Marx	Director	March 25, 2002
/s/ Randolph B. Stockwell Randolph B. Stockwell	Director	March 25, 2002

THE BERKSHIRE BANK

THE PEOPLE AT THE BANK THAT PUTS YOUR INTEREST FIRST

Moses Marx	Chairman of the Board
Moses Krausz	President and Chief Executive Officer
David W. Lukens, Jr.	Senior Vice President and Chief Financial Officer
Rolland B. Peacock, III	Senior Vice President
Avram J. Gutmann	Vice President
Peter Kim	Vice President
Dan Kimchi	Vice President
Moshe Zucker	Vice President
Syed Ali	Assistant Vice President
Susan Amatucci	Assistant Vice President
Paul S. Buenafe	Assistant Vice President
Christopher P. Curcio	Assistant Vice President
John E. Healy	Assistant Vice President
Jeanette Kahan	Assistant Vice President
Mary McCarty	Assistant Vice President
Maureen Garcia-Morgan	Assistant Vice President
Thomas Silecch	Assistant Vice President
Jennifer A. Terpstra	Assistant Vice President
Suzanne Watters	Assistant Vice President
Frances Coughlin	Assistant Treasurer
Amy Cunningham	Assistant Treasurer
Linda Mills	Assistant Treasurer
Miriam Walfish	Assistant Treasurer
Alan J. Rubinstein	Counsel

Head Office
600 Madison Avenue
New York, NY 10022
Tel: 212.593.9600
Fax: 212.935.7480

Goshen Savings Bank Division
2 South Church Street
Goshen, NY 10924
Tel: 845.294.6151
Fax: 845.294.3881

Telephone Banking
212.785.7878

Mortgage & Loan Department
718.437.9090

Website
www.berkbank.com